UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 11 February 2006 – 17 May 2006

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Third Quarter Result to 31 March 2006

1.1	Condensed Accounts

1.2	Management Commentary

1.3	Appendix One

1.4	Annexure One

1.5	Appendix Seven

Media Releases

2.1	Adjustment to carrying value of Australian Operations

2.2	Telecom announces new structure for Australian Operations

2.3	Changes in Executive responsibilities

2.4	Commission fails to prove case

2.5	Government moves fast to improve Broadband

2.6	A lost opportunity for New Zealand

2.7	Telecom delivers strong New Zealand performance in third quarter result

2.8	Statement from Telecom Chairman

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Income Statement

For the period ended 31 March 2006 (unaudited)

		Three months ended 31 March		Nine months ended 31 March		Year ended 30 June
(Dollars in millions, except per share amounts)	notes	2006 $	2005 $	2006 $	2005 $	2005 $
Operating revenues
Local service		268	274	808	828	1,101
Calling	2	346	353	1,045	1,087	1,443
Interconnection		52	52	157	152	206
Mobile		216	207	647	625	835
Data		146	149	452	449	602
Broadband and internet		113	94	333	274	376
IT Services		74	67	249	208	308
Other operating revenues	2	232	225	610	596	779
Abnormal revenues	3	—	53	60	68	154

		1,447	1,474	4,361	4,287	5,804

Operating expenses
Labour		(186)	(178)	(591)	(547)	(738)
Intercarrier costs		(163)	(142)	(746)	(746)	(1,200)
Other operating expenses		(515)	(504)	(1,311)	(1,239)	(1,464)
Abnormal expenses	3	—	(31)	(931)	(31)	(59)

		(864)	(855)	(3,579)	(2,563)	(3,461)

Earnings before interest, taxation, depreciation and amortisation		583	619	782	1,724	2,343
Depreciation		(133)	(131)	(394)	(407)	(546)
Amortisation		(45)	(36)	(129)	(109)	(152)

Earnings before interest and taxation		405	452	259	1,208	1,645
Net interest and other finance costs		(62)	(73)	(191)	(221)	(289)

Earnings before income tax		343	379	68	987	1,356
Income tax expense		(120)	(106)	(309)	(299)	(386)

Earnings / (loss) after income tax		223	273	(241)	688	970
Minority interests in profit of subsidiaries		(1)	—	(3)	(2)	(3)

Net earnings / (loss) attributable to shareholders		222	273	(244)	686	967

Earnings / (loss) per share		11.3 ¢	14.1 ¢	(12.4 ¢)	35.3 ¢	49.6 ¢

Diluted earnings / (loss) per share		11.3 ¢	13.8 ¢	(12.4 ¢)	34.9 ¢	48.9 ¢

Weighted average number of ordinary shares		1,961	1,947	1,960	1,947	1,948

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Changes in Equity

For the period ended 31 March 2006 (unaudited)

		Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	notes	2006 $	2005 $	2005 $
Equity at the beginning of the period		2,471	2,193	2,193
Application of NZ IAS 39	14	(41)	—	—

Restated equity at the beginning of the period		2,430	2,193	2,193
Total recognised revenues and expenses
Net (loss) / earnings attributable to shareholders		(244)	686	967
Minority interests in profits of subsidiaries		3	2	3
Movement in foreign currency translation reserve		53	(53)	(73)
Movement in hedge reserve		5	—	—

		(183)	635	897
Contributions from owners
Capital contributed		20	101	120
Movement in deferred compensation		—	—	1

		20	101	121
Distribution to owners
Dividends:
Parent	4	(974)	(626)	(833)
Minority interest		(4)	(2)	(2)
Tax credit on supplementary dividends		109	72	95

		(869)	(556)	(740)

Equity at the end of the period		1,398	2,373	2,471

Represented by:
Contributed capital		2,010	1,971	1,990
Foreign currency translation reserve		(20)	(53)	(73)
Hedge reserve		(36)	—	—
Minority interests		7	7	8
Retained earnings		(585)	427	524
Deferred compensation		22	21	22

Equity at the end of the period		1,398	2,373	2,471

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Balance Sheet

As at 31 March 2006 (unaudited)

		31 March		30 June
(Dollars in millions)	notes	2006 $	2005 $	2005 $
ASSETS
Current assets:
Cash		189	163	235
Short-term investments		151	382	81
Receivables and prepayments		997	1,094	1,266
Taxation recoverable		68	—	45
Short-term derivative assets		41	—	—
Inventories		69	78	56

Total current assets		1,515	1,717	1,683
Long-term investments		504	622	427
Receivables due after one year		118	115	117
Deferred tax asset		172	105	110
Long-term derivative assets		5	—	—
Intangibles	5	803	1,626	1,643
Property, plant and equipment	6	3,613	3,628	3,602

Total non-current assets		5,215	6,096	5,899

Total assets		6,730	7,813	7,582

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals		1,000	1,036	1,044
Taxation payable		—	22	—
Short-term derivative liabilities		73	—	—
Debt due within one year		774	1,537	863

Total current liabilities		1,847	2,595	1,907
Deferred tax liability		225	201	231
Long-term derivative liabilities		472	—	—
Long-term debt		2,788	2,644	2,973

Total non-current liabilities		3,485	2,845	3,204

Total liabilities		5,332	5,440	5,111

Equity:
Shareholders’ funds		1,391	2,366	2,463
Minority interest		7	7	8

Total equity		1,398	2,373	2,471

Total liabilities and equity		6,730	7,813	7,582

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Cash Flow Statement

For the nine months ended 31 March 2006 (unaudited)

		Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	note	2006 $	2005 $	2005 $
Cash flows from operating activities
Cash was provided from / (applied to):
Cash received from customers		4,260	4,075	5,598
Interest income		14	21	30
Dividend income		—	6	7
Payments to suppliers and employees		(2,774)	(2,479)	(3,317)
Income tax paid		(153)	(196)	(297)
Interest paid on debt		(176)	(214)	(318)

Net cash flows from operating activities	7	1,171	1,213	1,703
Cash flows from investing activities
Cash was provided from / (applied to):
Sale of property, plant and equipment		4	14	19
(Purchase) / sale of short-term investments, net		(75)	(131)	169
Purchase of subsidiary companies		—	(84)	(84)
Purchase of long-term investments		(15)	(3)	(6)
Sale of long-term investments		272	23	23
Purchase of property, plant and equipment		(538)	(513)	(696)
Capitalised interest paid		(8)	(6)	(8)

Net cash flows applied to investing activities		(360)	(700)	(583)
Cash flows from financing activities
Cash was provided from / (applied to):
Proceeds from long-term debt		575	—	389
Repayment of long-term debt		(631)	(292)	(1,051)
Proceeds from short-term debt, net		167	238	260
Capital contributed		10	26	28
Capital repurchased		(89)	—	—
Dividends paid		(889)	(560)	(749)

Net cash flows applied to financing activities		(857)	(588)	(1,123)
Net cash flow		(46)	(75)	(3)
Opening cash position		235	238	238

Closing cash position		189	163	235

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1	FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with New Zealand Equivalent to International Accounting Standard (“NZ IAS”) No. 34: “Interim Financial Reporting”, issued by the Institute of Chartered Accountants of New Zealand. In complying with New Zealand Equivalents to International Financial Reporting Standards (“NZ IFRS”) Telecom is in compliance with International Financial Reporting Standards (“IFRS”).

These financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2005. The financial statements for the nine months ended 31 March 2006 are unaudited.

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars and references to “A$” are to Australian dollars.

Accounting Policies

These accounts have been prepared in accordance with NZ IFRS. This represents a number of changes in accounting policies from previously published financial information. See Note 14 for further details of these changes and reconciliation between previously published information and the information presented in these accounts.

NOTE 2	REVENUE

	Three months ended 31 March		Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	2006 $	2005 $	2006 $	2005 $	2005 $
Calling
National	227	239	686	742	1,014
International	106	102	322	311	363
Other	13	12	37	34	66

	346	353	1,045	1,087	1,443

Other operating revenues
Resale	89	85	257	252	337
Directories	88	83	203	188	230
Equipment	14	17	42	51	69
Miscellaneous other	41	35	108	99	136
Dividends from investments	—	5	—	6	7

	232	225	610	596	779

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3	ABNORMAL ITEMS

	Three months ended 31 March		Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	2006 $	2005 $	2006 $	2005 $	2005 $
Abnormal revenues
Gain on acquisition of SCCL	—	—	60	—	—
Gain on sale of INL shares	—	—	—	—	86
Gain on sale of Intelsat	—	8	—	8	8
Recognition of Southern Cross support fees	—	41	—	41	41
Gain on repurchase of convertible notes	—	4	—	9	9
Gain on sale of Telecom Retail Stores	—	—	—	10	10

	—	53	60	68	154

Abnormal expenses
Intercarrier and regulatory costs	—	—	22	—	—
Provision for contractual settlements	—	—	12	—	—
Write-down of Australian operations	—	—	897	—	—
Write-down of TDMA network	—	—	—	—	24
Inter-carrier provisions	—	31	—	31	31
Restructuring costs	—	—	—	—	4

	—	31	931	31	59

Abnormal Revenues

Gain on acquisition of Southern Cross Cables (NZ) Limited (“SCCL”)

On 23 December 2005 Telecom acquired a 100% shareholding in SCCL, a member of the Southern Cross Cables Group, in which Telecom holds a 50% shareholding. Telecom acquired SCCL for $10 million. The acquisition resulted in a deferred tax asset of $70 million being included in the Balance Sheet. SCCL had no other assets or liabilities. As the value of assets acquired exceeded the consideration paid to acquire the entity, negative goodwill of $60 million arose upon acquisition, which has been included in abnormal income for the nine months ended 31 March 2006.

Gain on sale of Independent Newspapers Limited (“INL”) shares (Group and Parent)

In June 2005, Telecom sold its entire stake in INL to Nationwide News Pty Limited, an affiliate of News Corporation for $272 million. This resulted in a gain on sale of $86 million being recognised in the year ended 30 June 2005. Proceeds from the sale were received in July 2005.

Gain on sale of Intelsat

In January 2005, Intelsat Limited announced the successful closing of its amalgamation with a private equity group. As part of the amalgamation, Intelsat's shareholders (including Telecom, which owned a stake of approximately 0.5%) received US$18.75 per share in return for their shares. In March 2005 Telecom received $22 million for the sale of its stake in Intelsat resulting in a gain on sale of $8 million.

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3	ABNORMAL ITEMS (continued)

Recognition of Southern Cross support fees

Southern Cross restructured its banking facilities with its senior bank syndicate in April 2003. As part of the restructure, Telecom agreed to provide contingent credit support for a portion of the refinanced debt. In return for providing this support, fees were payable to Telecom from Southern Cross. Telecom had not previously recognised these fees, as oversupply of capacity in the international telecommunications industry and uncertainties around future levels of demand were negatively impacting Southern Cross' operations, creating uncertainty over the collectibility of the support fees. Since this time, acceleration in bandwidth utilisation significantly improved the outlook for Southern Cross culminating in significant new sales being generated. As a result of the cash generated by the additional sales, collectibility of the support fees became expected and accordingly Telecom accrued fees payable by Southern Cross of $41 million ($37 million net of tax) at March 2005. This represented fees for the period from April 2003 to March 2005. All accrued fees have now been paid by Southern Cross.

Gain on repurchase of convertible notes

Telecom issued $300 million of convertible notes in 2001. In November 2004 Telecom repurchased $150 million of these notes. Due to market movements since the notes were issued, the amount required to buy the notes back was $145 million, resulting in a gain on buyback of $5 million. In February 2005 Telecom repurchased the remaining $150 million of notes. The amount required to buy the second tranche of notes back was $146 million, resulting in a gain on buyback of $4 million.

Gain on Sale of Telecom Retail Stores

In August 2004 Telecom announced the sale of 15 of its business-focused retail stores to the Leading Edge Group for $16 million. The sale was completed on 30 September 2004, resulting in a gain on sale of $10 million.

Abnormal Expenses

Intercarrier and regulatory costs

In January 2006 Telecom and TelstraClear Limited reached an agreement that settled a number of longstanding commercial issues between the two companies, principally involving backdating of pricing of interconnection and wholesale arrangements. To settle these historical issues, Telecom agreed to make a one-off payment of $17.5 million to TelstraClear. As this amount related to prior periods, it was treated as an adjustable subsequent event and recognised by Telecom in its results for the six months ended 31 December 2005.

Also included in the abnormal item reported in the nine months ended 31 March 2006 was an adjustment to reflect a recent determination by the Commerce Commission. In December 2005, the Commission issued a draft determination of the cost to Telecom of meeting its Telecommunications Service Obligations (“TSO”) for the year ended 30 June 2004. The determination represented a significant change from the 2003 and 2002 TSO determinations, which Telecom had used as the basis for accruing in 2004 and 2005 TSO revenue. Adopting the approach used by the Commission in its latest determination resulted in a one-off adjustment to the accrued TSO receivable.

Provision for contractual settlements

Telecom has provided $7 million for the estimated liability that would result from unsuccessful outcomes relating to historic issues under the Fair Trading Act and the Door to Door Sales Act 1967.

Telecom has also provided $5 million for the cost of terminating an agreement with Hutchison Whampoa Limited to receive 3G mobile services for Telecom’s New Zealand business. Telecom and Hutchison Whampoa are engaged in discussions relating to a possible new agreement which reflects current business circumstances.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3	ABNORMAL ITEMS (continued)

Write-down of Australian operations

Telecom reviewed the carrying value of the assets relating to its Australian Operations (which is a reportable segment) as at 31 December 2005. Prior to the write-down at 31 December 2005 these assets had a total carrying value of A$1,464 million, including A$778 million of goodwill resulting from the purchase of AAPT. The recoverable amount for Telecom’s Australian Operations has been assessed on a value in use basis.

In previous periods the recoverable amount had been determined to exceed carrying value. However in the 31 December 2005 assessment it was determined that the recoverable amount is significantly lower than the carrying value and hence an impairment had occurred.

The decline in the recoverable amount is a consequence of a number of negative trends that are adversely affecting the short and long-term earnings outlook for Australian Operations, in particular:

•	A significant tightening of wholesale prices and terms with Telstra Corporation Limited (the principal supplier to Telecom’s Australian operations);

•	Continued downward pressure on retail prices; and

•	The deferral of major project expenditure by key corporate customers.

These fundamental changes in the industry, and revised expectations for implementation of new strategies within Australian Operations, have led to the recognition of an impairment charge of $897 million (A$836 million) within abnormal expenses for the nine months ended 31 March 2006. This charge represents the writing down of $63 million (A$58 million) of individual assets and $834 million (A$778 million) of goodwill. As a result of this impairment, all remaining goodwill resulting from Telecom’s acquisition of AAPT has been written off.

Write-down of TDMA network

Telecom currently operates both TDMA and CDMA mobile networks. With the continued transition of customers from TDMA to CDMA, the cash flows generated by the TDMA network continued to decline to the point where at 30 June 2005 the present value of net future cash flows was negligible. Accordingly, an impairment charge of $24 million ($16 million after tax) was recognised at 30 June 2005 to write the network down to nil.

Inter-carrier provisions

An abnormal charge of $31 million ($21 million net of tax) was recognised in March 2005 by Telecom's Australian subsidiary AAPT following an extensive reassessment of accruals and provisions for disputes in the inter-carrier area. The charge was a one-off adjustment required to revise cost of sale accrual assumptions and to adjust the carrying value of disputed amounts receivable to amounts considered recoverable. These changes in accrual assumptions related to prior periods.

Restructuring costs

Following the purchase of Gen-i and Computerland a number of savings were identified through the combination of these businesses. Costs of $4 million ($3 million net of tax) were incurred to achieve these savings. These costs principally consisted of redundancy costs.

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 4	DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom established a dividend reinvestment plan effective from the third quarter of the year ended 30 June 2000. Under the plan, shareholders can elect to receive dividends in cash or additional shares. In respect of the nine months ended 31 March 2006, 15,685,802 shares with a total value of $89 million were issued in lieu of a cash dividend (nine months ended 31 March 2005: 10,912,844 shares with a total value of $67 million; year ended 30 June 2005: 13,999,472 shares with a total value of $84 million).

For the dividend paid in March 2006, Telecom repurchased shares such that the total number of shares on issue did not increase after the dividend reinvestment. Accordingly, 15,685,342 shares with a market value of $89 million were repurchased and cancelled.

NOTE 5	INTANGIBLE ASSETS

(Dollars in millions)	Software $	Capacity purchases $	Goodwill $	Spectrum licences $	Other intangibles $	Total $
Cost
Balance as at 1 July 2005	1,037	456	1,956	51	29	3,529
Acquisitions	122	—	—	5	2	129
Disposals	(16)	—	—	—	—	(16)
Currency movements	(5)	—	(10)	—	—	(15)

Balance as at 31 March 2006	1,138	456	1,946	56	31	3,627

Accumulated amortisation
Balance as at 1 July 2005	(752)	(89)	(1,015)	(15)	(15)	(1,886)
Amortisation	(95)	(24)	—	(2)	(4)	(125)
Disposals	16	—	—	—	—	16
Impairment	—	—	(834)	—	—	(834)
Currency movements	5	—	—	—	—	5

Balance as at 31 March 2006	(826)	(113)	(1,849)	(17)	(19)	(2,824)

Net book value at 31 March 2006	312	343	97	39	12	803

Net book value at 30 June 2005	285	367	941	36	14	1,643

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TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 6	PROPERTY, PLANT & EQUIPMENT

(Dollars in millions)	Telecommunications equipment and plant $	Freehold land $	Buildings $	Other assets $	Work in progress $	Total $
Cost
Balance as at 1 July 2005	9,295	94	598	444	127	10,558
Acquisitions	302	—	7	29	438	776
Transfers	—	—	—	67	(403)	(336)
Disposals	(11)	—	—	(16)	—	(27)

Balance as at 31 March 2006	9,586	94	605	524	162	10,971

Accumulated depreciation
Balance as at 1 July 2005	6,311	—	320	326	—	6,957
Depreciation charge	363	—	9	24	—	396
Impairment write-down	27	—	—	—	—	27
Disposals	(8)	—	—	(14)	—	(22)

Balance as at 31 March 2006	6,693	—	329	336	—	7,358

Net book value at 31 March 2006	2,893	94	276	188	162	3,613

Net book value at 30 June 2005	2,985	94	278	118	127	3,602

NOTE 7	RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	2006 $	2005 $	2005 $
Net earnings attributable to shareholders	(244)	686	967
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	523	516	698
Bad and doubtful accounts	25	34	41
Deferred income tax	(38)	(8)	10
Minority interests in losses of subsidiaries	3	2	3
Abnormal impairment write-down	869	—	—
Abnormal revenues and expenses	(60)	(31)	(95)
Other	17	5	20
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Increase in accounts receivable and related items	(67)	(99)	(40)
Increase in inventories	(13)	(23)	—
Increase in current taxation	193	118	79
(Decrease) / increase in accounts payable and related items	(37)	13	20

Net cash flows from operating activities	1,171	1,213	1,703

10

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8	COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 31 March 2006, minimum rental commitments for all non-cancellable operating leases were $333 million (31 March 2005: $252 million; 30 June 2005: $296 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 31 March 2006, there were no outstanding lease commitments (31 March 2005: nil; 30 June 2005: nil).

Capital Commitments

At 31 March 2006, capital expenditure amounting to $115 million (31 March 2005: $100 million; 30 June 2005: $99 million), had been committed under contractual arrangements, with substantially all payments due within two years. The capital expenditure commitments principally relate to telecommunications network assets.

NOTE 9	CONTINGENCIES

Lawsuits and Other Claims

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of s36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that s36 of the Commerce Act was breached, a pecuniary penalty, and costs.

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

In November 2003, the Commerce Commission issued proceedings against Telecom Mobile Limited alleging that it had breached the Fair Trading Act and the Door to Door Sales Act 1967. The Commission alleged that Telecom Mobile misled customers who thereby entered into 14,196 agreements with Telecom Mobile. The Commission sought a declaration that the agreements were void and that, therefore, customers may claim back any monies paid to Telecom Mobile under the agreements. The Commission lost at first instance but succeeded on appeal to the Court of Appeal. Telecom Mobile appealed to the Supreme Court. Judgment was issued on 30 March 2006, granting Telecom’s appeal in a unanimous decision. The Supreme Court issued a press release stating that customers “now have no right to recover moneys paid to Telecom.” The Supreme Court has referred the matter back to the High Court for consideration on costs and to make the necessary declarations relating to Telecom’s admitted technical breach of the Door to Door Sales Act 1967.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated. Various other minor lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

Bank Guarantees

AAPT had issued bank guarantees totalling A$5 million as at 31 March 2006 (31 March 2005: A$5 million; 30 June 2005: A$5 million).

11

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 9	CONTINGENCIES (continued)

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

NOTE 10	SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 4 May 2006, the Board of Directors approved the payment of a third quarter dividend of $186 million, representing 9.5 cents per share. In addition, a supplementary dividend totalling approximately $24 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

NOTE 11	RELATED PARTY TRANSACTIONS

Interest of Directors in Certain Transactions

Certain directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom’s directors are also non-executive directors of other companies. Any transactions undertaken with these entities have been entered into on an arms-length commercial basis.

Transactions with Associate Companies

Telecom has made a long-term shareholders’ advance of US$68 million (NZ$98 million) including accrued interest to Southern Cross Cables Holdings Limited (“Southern Cross”) at an interest rate of Libor + 0.75% (31 March 2005: US$66 million, NZ$93 million, 30 June 2005: US$67 million, NZ$95 million).

Telecom derives revenue as it provides network operations and management services to Southern Cross in respect of its operations of network facilities in New Zealand. Telecom makes operations and maintenance payments to Southern Cross in connection with capacity it has purchased.

	Nine months ended 31 March		Year ended 30 June
	2006 $	2005 $	2005 $
(Dollars in millions)
Revenue from associates	17	45	60
Expenses to associates	(6)	(5)	(7)
Receivables from associates	15	41	46
Payables to associates	—	—	—

12

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 12	SEGMENTAL REPORTING

For the nine months ended 31 March 2006

	Wired $	Wireless $	International $	IT Services $	Australian operations $	Corporate and other $	Eliminations and abnormal items $	Total $
(Dollars in millions)
External revenue	2,233	642	189	268	960	9	60	4,361
Internal revenue	16	—	159	12	15	2	(204)	—

Total revenue	2,249	642	348	280	975	11	(144)	4,361
Earnings before interest and tax	1,072	151	33	19	(60)	(85)	(871)	259
Total assets	2,850	567	706	65	904	2,474	(836)	6,730

For the nine months ended 31 March 2005

	Wired $	Wireless $	International $	IT Services $	Australian operations $	Corporate and other $	Eliminations and abnormal items $	Total $
(Dollars in millions)
External revenue	2,200	588	168	227	1,029	7	68	4,287
Internal revenue	14	—	151	5	13	3	(186)	—

Total revenue	2,214	588	319	232	1,042	10	(118)	4,287
Earnings before interest and tax	1,066	129	31	11	5	(71)	37	1,208
Total assets	3,105	587	424	86	1,027	3,398	(814)	7,813

13

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 13	QUARTERLY FINANCIAL INFORMATION

	Operating revenues $	Abnormal items $	EBITDA* $	Earnings before interest and tax $	Net earnings attributable to shareholders $	Net earnings per share $
(Dollars in millions, except per share amounts)
Quarter ended:
31 March 2006	1,447	—	583	405	222	11.3	¢
31 December 2005	1,482	(871)	(333)	(508)	(665)	(33.9	¢)
30 September 2005	1,432	—	532	362	199	10.2	¢

	4,361	(871)	782	259	(244)	(12.4	¢)

Quarter ended:
30 June 2005	1,517	58	619	437	281	14.3	¢
31 March 2005	1,474	22	619	452	273	14.1	¢
31 December 2004	1,412	5	550	376	210	10.8	¢
30 September 2004	1,401	10	555	380	203	10.5	¢

Year ended 30 June 2005	5,804	95	2,343	1,645	967	49.6	¢

*	Earnings before interest, taxation, depreciation and amortisation.

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

14

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14	NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The IFRS project

In December 2002 the New Zealand Accounting Standards Review Board announced that IFRS will apply to all New Zealand entities from 1 January 2007. In adopting NZ IFRS, certain adaptations of IFRS have been made to reflect New Zealand circumstances. In complying with NZ IFRS, Telecom is also in compliance with IFRS. Early adoption of NZ IFRS from 1 January 2005 was allowed as Australian entities and the European Union adopted IFRS from that date. Telecom elected to apply NZ IFRS for the year ending 30 June 2006.

Basis of preparation of data

The restated financial information has been prepared on the basis of all NZ IFRS and New Zealand Equivalents to Standing Interpretations Committee (“NZ SIC”) and New Zealand Equivalents to International Financial Reporting Interpretations Committee (“NZ IFRIC”).

In accordance with NZ IFRS 1, First Time Adoption of New Zealand equivalents to International Financial Reporting Standards, the transition date to NZ IFRS was 1 July 2004, the start of the comparative period for the year ending 30 June 2006. Normally accounting changes of this nature would require full retrospective application, but NZ IFRS 1 presents optional and mandatory exemptions to full retrospective application.

NZ IFRS 1 exemptions

NZ IFRS 1 permits those companies adopting NZ IFRS for the first time to take some exemptions from the full requirements of NZ IFRS when applying those standards to the comparative period. Telecom has applied the following key exemptions:

Business combinations

Business combinations prior to the transition date (1 July 2004) have not been restated on an NZ IFRS basis.

Share-based payments

Restricted shares and share options that had vested by 1 July 2004 have not been expensed. All restricted shares and share options that had been granted prior to 1 July 2004 but had not vested at that date will be expensed over their remaining vesting period.

Financial instruments

Accounting for financial instruments in the comparative period is prepared in accordance with previous NZ GAAP. The date of transition to accounting for financial instruments under NZ IFRS was 1 July 2005. On this date Telecom adopted NZ IAS 32 and NZ IAS 39. The effect of this is disclosed below.

Translation differences

The balance of the foreign currency translation reserve, representing all cumulative translation differences that have arisen on the retranslation of overseas entities, was set to zero at 1 July 2004.

Compound financial instruments

In conjunction with the exemption of applying financial instrument accounting, the equity and liability element of compound financial instruments has not been restated where the liability element was extinguished prior to 1 July 2005.

15

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14	NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Income Statement for the nine months ended 31 March 2005 and the year ended 30 June 2005

		Nine months ended 31 March 2005			Year ended 30 June 2005
(Dollars in millions, except per share amounts)	notes	$	$	$	$	$	$
		NZ GAAP	Adj’s	NZ IFRS	NZ GAAP	Adj’s	NZ IFRS
Operating revenues and other income
Local service		828	—	828	1,101	—	1,101
Calling	a, f	1,019	68	1,087	1,348	95	1,443
Interconnection		152	—	152	207	(1)	206
Mobile	f	629	(4)	625	841	(6)	835
Data	a, f	572	(123)	449	777	(175)	602
Internet		167	107	274	223	153	376
Solutions		216	(8)	208	321	(13)	308
Other operating revenues	g	607	(11)	596	787	(8)	779
Abnormal revenues		68	—	68	154	—	154

Total operating revenues and other income		4,258	29	4,287	5,759	45	5,804

Operating expenses
Labour	h	(545)	(2)	(547)	(735)	(3)	(738)
Cost of sales	i	(1,232)	1,232	—	(1,664)	1,664	—
Intercarrier costs		—	(746)	(746)	—	(1,200)	(1,200)
Other operating expenses		(704)	(535)	(1,239)	(933)	(531)	(1,464)
Abnormal expenses		(31)	—	(31)	(59)	—	(59)

Total operating expenses		(2,512)	(51)	(2,563)	(3,391)	(70)	(3,461)

Earnings before interest, taxation, depreciation and amortisation		1,746	(22)	1,724	2,368	(25)	2,343
Depreciation	a	(514)	107	(407)	(694)	148	(546)
Amortisation	a, b	(54)	(55)	(109)	(74)	(78)	(152)

Earnings before interest and taxation		1,178	30	1,208	1,600	45	1,645
Net interest and other finance costs		(221)	—	(221)	(289)	—	(289)

Earnings before taxation		957	30	987	1,311	45	1,356
Income tax expense	d	(306)	7	(299)	(392)	6	(386)

Earnings after taxation		651	37	688	919	51	970
Minority interests		(2)	—	(2)	(3)	—	(3)

Earnings attributable to shareholders		649	37	686	916	51	967

Earnings per share		33.4 ¢	1.9 ¢	35.3 ¢	47.0 ¢	2.6 ¢	49.6 ¢

16

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14	NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Reconciliation of Net Earnings under NZ IFRS

		Nine months ended 31 March	Year ended 30 June
(Dollars in millions)	notes	2005 $	2005 $
Net earnings under NZ GAAP		649	916
Goodwill amortisation	b	52	69
Changes in revenue recognition	f	(3)	(4)
Government grants	g	(15)	(15)
Share-based payments	h	(2)	(3)
Deferred tax on adjustments		7	6
Other		(2)	(2)

Net earnings under NZ IFRS		686	967

17

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14	NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Balance Sheet as at 31 March 2005 and 30 June 2005

	notes	31 March 2005			30 June 2005
(Dollars in millions)		$	$	$	$	$	$
		NZ GAAP	Adj’s	NZ IFRS	NZ GAAP	Adj’s	NZ IFRS
ASSETS
Current assets:
Cash and cash equivalents		163	—	163	235	—	235
Short-term investments		382	—	382	81	—	81
Receivables and prepayments	a	1,094	—	1,094	1,311	(45)	1,266
Taxation recoverable	a	—	—	—	—	45	45
Inventories		78	—	78	56	—	56

Total current assets		1,717	—	1,717	1,683	—	1,683
Non-current assets:
Long-term investments		738	(116)	622	544	(117)	427
Receivables due after one year	a	—	115	115	—	117	117
Deferred tax assets	d	—	105	105	—	110	110
Intangible assets	a, b	928	698	1,626	911	732	1,643
Property, plant and equipment	a	4,292	(664)	3,628	4,283	(681)	3,602

Total non-current assets		5,958	138	6,096	5,738	161	5,899

Total assets		7,675	138	7,813	7,421	161	7,582

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	c	1,029	7	1,036	1,014	30	1,044
Taxation payable		—	22	22	—	—	—
Debt due within one year		1,537	—	1,537	863	—	863

Total current liabilities		2,566	29	2,595	1,877	30	1,907
Non-current liabilities:
Deferred taxation	d	111	90	201	136	95	231
Long-term debt		2,644	—	2,644	2,973	—	2,973

Total non-current liabilities		2,755	90	2,845	3,109	95	3,204

Total liabilities		5,321	119	5,440	4,986	125	5,111

Equity:
Shareholders’ funds		2,347	19	2,366	2,427	36	2,463
Minority interests	e	7	—	7	8	—	8

Total equity		2,354	19	2,373	2,435	36	2,471

Total liabilities and equity		7,675	138	7,813	7,421	161	7,582

18

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14	NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Reconciliation of Equity under NZ IFRS

		1 July	31 March	30 June
(Dollars in millions)	notes	2004 $	2005 $	2005 $
Equity under NZ GAAP		2,208	2,354	2,435
Goodwill amortisation	b	—	52	69
Elimination of minority interest	e	—	(4)	(4)
Changes in revenue recognition	f	(26)	(30)	(30)
Government grants	g	—	(15)	(15)
Share-based payments	h	1	—	—
Other		1	1	1
Deferred tax on adjustments		9	15	15

Equity under NZ IFRS		2,193	2,373	2,471

Impact of adopting NZ IAS 39				(41)

Equity under NZ IFRS at 1 July 2005				2,430

Notes to Restated Financial Information

(a)	Presentational Differences

NZ IAS 1 specifies how financial information should be presented under NZ IFRS. The previous Statement of Financial Performance is now referred to as the Income Statement and the previous Statement of Financial Position is now referred to as the Balance Sheet.

Other presentation differences include:

•	Software is classified as an intangible asset rather than as an item of property, plant and equipment where that software is not integral to a piece of equipment

•	International telecommunications capacity acquired pursuant to capacity usage agreements is also classified as an intangible asset rather than as an item of property, plant and equipment

•	Certain revenue streams where Telecom has determined it is acting as agent or is exchanging goods and services are reported as the net margin. Certain other revenue streams that were previously reported net, are now reported gross where Telecom has determined it is acting as the principal in a transaction

•	Taxation recoverable is presented separately on the face of the Balance Sheet

•	Amounts that are not due within 12 months are now classified as receivables due in more than one year

(b)	Goodwill

Goodwill is no longer amortised. Periodic impairment reviews will be used to assess whether it has become impaired during the year. Where impairment is identified the write down will be taken to the Income Statement. This has reduced the amortisation charge thus increasing earnings.

19

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14	NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(c)	Accounts Payable and Accruals

In accordance with the deferral of certain revenue streams a deferred revenue liability has been created.

(d)	Deferred Taxation

Deferred taxation is provided in full on temporary differences arising between the accounting and tax base of assets and liabilities. Deferred tax assets are only recognised to the extent that there will be future taxable profits or deferred tax liabilities to offset those assets. Deferred tax assets are shown separately from deferred tax liabilities on the face of the Balance Sheet.

(e)	Minority Interests

A negative minority interest was reclassified to retained earnings at 30 June 2004. This minority interest was purchased during the year ended 30 June 2005.

(f)	Revenue Recognition

Revenues received in advance for certain miscellaneous services are deferred until the expiry of the obligation upon Telecom to provide the service. This will have little impact on ongoing earnings.

(g)	Government Grants

Government grants that are made for the specific purpose of purchasing assets will be netted off against the cost of those assets if and when the conditions attached to that grant are met. This has reversed revenue recognised during the year in accordance with previous NZ GAAP which was netted off against the plant and equipment it was used to purchase.

(h)	Share-Based Payments

Restricted shares and share options are valued using a binomial-lattice model. All shares issued since September 2001 have been valued and expensed over their vesting period.

(i)	Cost of Sales

NZ IAS 1 permits expenses to be presented by function or by nature. Cost of sales is a functional presentation, while other items in Telecom’s Income Statement are classified by nature. Cost of sales has therefore been reclassified into intercarrier costs and other operating expenses in order to achieve a consistent presentation of expenses by nature.

(j)	Financial Instruments

Telecom has applied the exemption that defers the date of transition for accounting for financial instruments under NZ IFRS. On 1 July 2005 Telecom applied these accounting policies and a number of adjustments were made to the opening Balance Sheet for the year ending 30 June 2006. The principal adjustments were to recognise all derivative financial instruments at fair value. This created a net liability that should principally unwind though equity to the extent that Telecom’s derivatives can be deemed effective hedges under NZ IFRS.

(k)	Cash Flow

There are no significant adjustments to the reported cash flows of Telecom under NZ IFRS.

20

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14	NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(l)	Restatement of Published Information

In finalising the restatement, certain minor adjustments and reclassifications have been made. As a consequence there are differences between the restated information published in these condensed accounts and the information provided in the Annual Report.

21

MANAGEMENT COMMENTARY

5 May 2006

Results for the nine months ended 31 March 2006

Note: Other than the analysis of Australian Operations results, which are presented in Australian dollars (“AUD”), all monetary amounts in this management commentary are expressed in New Zealand dollars (“NZD”) unless otherwise stated. The prior period comparative results have been restated to comply with New Zealand equivalents to International Financial Reporting Standards (“NZ IFRS”), which Telecom adopted from 1 July 2005. The financial statements for the nine months ended 31 March 2006 are unaudited.

OVERVIEW OF CONSOLIDATED RESULTS

Telecom reported a net loss of $244 million for the nine months ended 31 March 2006 compared to net earnings of $686 million for the nine months ended 31 March 2005. The reported net loss reflected an abnormal impairment charge of $897 million recognised at 31 December 2005 to write down the carrying value of Telecom’s Australian Operations to their fair value based on revised forecast future cash flows.

Excluding the impact of abnormal items, the adjusted net earnings for the nine months ended 31 March 2006 of $617 million represents a decrease of 4.0% on adjusted earnings for the nine months ended 31 March 2005 of $643 million. Adjusted net earnings for the quarter ended 31 March 2006 (“Q3 2005-06”) represents a decrease of 9.4% on adjusted earnings for the quarter ended 31 March 2005 (“Q3 2004-05”).

Results for Telecom’s New Zealand Operations strengthened, with growth in EBITDA of 3.1% for Q3 2005-06. This reflected robust growth in broadband and internet, mobile, IT services and directories revenue, while cost growth moderated. Results for Australian operations continued to reflect a difficult competitive environment, with EBITDA for Q3 2005-06 of A$15 million compared to A$40 million for Q3 2004-05 and A$17 million for Q2 2005-06.

Reported results are summarised in the table below.

Telecom Group Reported Earnings	Nine months ended 31 March			Quarter ended 31 March
	2006	2005	Change	2006	2005	Change
	$m	$m	%	$m	$m	%
Operating revenues (excluding abnormals)	4,301	4,219	1.9	1,447	1,421	1.8
Operating expenses (excluding abnormals)	(2,648)	(2,532)	4.6	(864)	(824)	4.9
Abnormal items	(871)	37	NM	—	22	(100.0)

EBITDA*	782	1,724	(54.6)	583	619	(5.8)
Depreciation and amortisation	(523)	(516)	1.4	(178)	(167)	6.6

Earnings before interest and tax	259	1,208	(78.6)	405	452	(10.4)
Net interest expense	(191)	(221)	(13.6)	(62)	(73)	(15.1)

Earnings before tax	68	987	(93.1)	343	379	(9.5)
Tax expense	(309)	(299)	3.3	(120)	(106)	13.2
Minority interest	(3)	(2)	50.0	(1)	—	NM

Net (loss)/earnings	(244)	686	(135.6)	222	273	(18.7)

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Reported net earnings for the nine months ended 31 March 2006 included the following abnormal items:

•	Telecom recorded an impairment charge of $897 million in respect of its Australian Operations at 31 December 2005, as a review of the business determined that the carrying value exceeded the stand-alone fair value of the business (calculated on a value in use basis). The decline in value is a consequence of a number of negative trends that are adversely affecting the short and long term earnings outlook for Australian Operations, in particular:

•	a significant tightening of wholesale prices and terms with Telstra (the principal supplier to Telecom’s Australian Operations);

•	continued downward pressure on retail prices; and

•	the deferral of major project expenditure by key corporate customers.

The impairment charge represents the write-down of $63 million of individual assets and $834 million of goodwill. As a result of this impairment charge, all remaining goodwill resulting from Telecom’s acquisition of AAPT has been written off. The specific asset write-downs included items of property, plant and equipment and related inventory whose value was not supported due to a decline in the cash flows that they were expected to generate, and certain receivables that are no longer considered to be collectible due to changes in the wholesale relationship with Telstra;

•	Telecom recognised a gain of $60 million in December 2005 arising on the acquisition of a 100% shareholding in Southern Cross Cables (NZ) Limited (“SCCL”), a member of the Southern Cross Cables Group, in which Telecom holds a 50% shareholding. Telecom acquired SCCL for $10 million. The acquisition resulted in a deferred tax asset of $70 million being included in the Telecom Group Balance Sheet. SCCL had no other assets or liabilities. As the value of assets acquired exceeded the consideration paid to acquire the entity, negative goodwill of $60 million arose upon acquisition;

•	In the quarter ended 31 December 2005 (“Q2 2005-06”), a charge of $22 million ($15 million after tax) was recognised in relation to intercarrier and regulatory matters. This was made up of a settlement of $17.5 million agreed with TelstraClear Limited in January 2006 to settle a number of longstanding commercial issues (principally involving backdating of pricing) between the two companies, and a one-off adjustment to the accrued TSO receivable to reflect a recent determination by the Commerce Commission; and

•	Telecom also provided $7 million ($5 million after tax) in Q2 2005-06 for the estimated liability that would result from unsuccessful outcomes relating to historic issues under the Fair Trading and the Door to Door Sales Acts. Telecom has also provided $5 million ($4 million after tax) for the cost of terminating an agreement with Hutchison Whampoa Limited to receive certain mobile related services for Telecom’s New Zealand business. Telecom and Hutchison are engaged in discussions relating to a possible new agreement that reflects future wireless broadband options.

Reported net earnings for the nine months ended 31 March 2005 included the following abnormal items:

•	Southern Cross restructured its banking facilities with its senior bank syndicate in April 2003. As part of the restructure, Telecom agreed to provide contingent credit support for a portion of the refinanced debt. In return for providing this support, fees are payable to Telecom from Southern Cross. Telecom had not previously recognised these fees, as oversupply of capacity in the international telecommunications industry and uncertainties around future levels of demand were negatively impacting Southern Cross' operations, creating uncertainty over the collectibility of the support fees. Since this time, acceleration in bandwidth utilisation significantly improved the outlook for Southern Cross culminating in significant new sales being generated. As a result of the cash generated by the additional sales, collectibility of the support fees became expected and accordingly Telecom accrued fees payable by Southern Cross of $41 million ($37 million net of tax) at March 2005. This represented fees for the period from April 2003 to March 2005. All accrued fees have been paid by Southern Cross;

•

An abnormal charge of $31 million ($21 million net of tax) was recognised in March 2005 by Telecom's Australian subsidiary AAPT following an extensive reassessment of accruals and provisions for disputes in the inter-carrier area. The charge was a one-off adjustment required to revise cost of sale accrual assumptions and to adjust the carrying value of disputed amounts receivable to amounts considered recoverable;

•	In January 2005, Intelsat Limited announced the successful closing of its amalgamation with a private equity group. As part of the amalgamation, Intelsat's shareholders (including Telecom, which owned a stake of approximately 0.5%) received US$18.75 per share in return for their shares. In March 2005 Telecom received $22 million for the sale of its stake in Intelsat resulting in a gain on sale of $8 million;

•	In August 2004 Telecom announced the sale of 15 of its business-focused retail stores to the Leading Edge Group for $16 million. The sale was completed on 30 September 2004, resulting in a gain on sale of $10 million; and

•	Telecom issued $300 million of convertible notes in 2001. In November 2004 Telecom repurchased $150 million of these notes. Due to market movements since the notes were issued, the amount required to buy the notes back was $145 million, resulting in a gain on buyback of $5 million. In February 2005 Telecom repurchased the remaining $150 million of notes. The amount required to buy the second tranche of notes back was $146 million, resulting in a gain on buyback of $4 million.

The adjustments to remove abnormal items are shown in the table below.

Adjustments to reported net (loss)/earnings	Nine months ended 31 March			Quarter ended 31 March
	2006	2005	Change	2006	2005	Change
	$m	$m	%	$m	$m	%
Reported net (loss)/earnings	(244)	686	(135.6)	222	273	(18.7)
Adjusted for:
Australian Operations write-down	897	—	NM	—	—	NM
Gain on acquisition of SCCL	(60)	—	NM	—	—	NM
Recognition of Southern Cross support fees*	—	(37)	NM	—	(37)	NM
Intercarrier and regulatory costs*	15	21	NM	—	21	NM
Provision for contractual settlements*	9	—	NM	—	—	NM
Gain on sale of Intelsat	—	(8)	NM	—	(8)	NM
Gain on sale of retail stores	—	(10)	NM	—	—	NM
Gain on buy-back of convertible note	—	(9)	NM	—	(4)	NM

Adjusted net earnings	617	643	(4.0)	222	245	(9.4)

NM = Not a Meaningful Comparison

*	Figures are net of tax. Other abnormal items are not subject to tax.

Telecom’s adjusted earnings are summarised in the table that follows.

Telecom Group Adjusted Earnings	Nine months ended 31 March			Quarter ended 31 March
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Adjusted operating revenues	4,301	4,219	1.9	1,447	1,421	1.8
Adjusted operating expenses	(2,648)	(2,532)	4.6	(864)	(824)	4.9

Adjusted EBITDA*	1,653	1,687	(2.0)	583	597	(2.3)
Depreciation and amortisation	(523)	(516)	1.4	(178)	(167)	6.6

Adjusted earnings before interest and tax	1,130	1,171	(3.5)	405	430	(5.8)
Net interest expense	(191)	(221)	(13.6)	(62)	(73)	(15.1)

Adjusted earnings before tax	939	950	(1.2)	343	357	(3.9)
Adjusted tax expense	(319)	(305)	4.6	(120)	(112)	7.1
Minority interest	(3)	(2)	50.0	(1)	—	NM

Adjusted net earnings	617	643	(4.0)	222	245	(9.4)

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM	= Not a Meaningful Comparison

The reduction in adjusted net earnings for the nine months ended 31 March 2006 compared to the nine months ended 31 March 2005 reflected a significant decline in earnings from Australian Operations, mainly as a result of the previously discussed adverse changes in the competitive environment and wholesale arrangements. Earnings from Telecom’s New Zealand Operations strengthened as mobile, broadband and internet, IT services and directories revenues remained robust, while expense growth moderated.

The decrease in net interest expense is the result of deleveraging in prior periods. However, with increased shareholder distributions, debt levels remained relatively stable in Q3 2005-06. Tax expense increased in line with higher earnings in New Zealand Operations. No tax effect is being recognised on Australian Operations results due to their current tax position. With net losses being recorded by Australian Operations, conditions do not support recognising a deferred tax asset in respect of Australian losses. This resulted in approximately $15 million of additional tax expense in the nine months ended 31 March 2006 compared to the nine months ended 31 March 2005.

KEY TRENDS

Telecom’s operating results for Q3 2005-06 continue to reflect the significant trends seen in the past 18 months as a result of shifts occurring in its business:

New Zealand Operations

•	Strong growth in the mobile business continues, with growth in net mobile connections of 70,000 in Q3 2005-06. This has been coupled with significantly enhanced uptake of mobile data services, with growth in mobile data revenues of 51.7% for Q3 2005-06 compared to Q3 2004-05.

Market penetration of mobile connections is trending towards 100% and the rate of penetration growth is expected to slow in the near to medium term. Future mobile data revenue growth is expected to be driven more by applications and content than by text messaging (which is currently the most significant driver). Future mobile voice revenues will be driven by share of connections and rate of substitution from fixed line services. As an integrated operator, Telecom also has a focus on the convergence of fixed and mobile services, which is expected to gain momentum in future periods. New converged product offerings were released into the market at the end of Q3 2005-06.

•	Significant growth in uptake of broadband services in New Zealand has also continued. Total broadband connections increased by 44,000 in Q3 2005-06. Wholesale connections make up an increasing proportion of the residential broadband base, with approximately 32% of the growth in residential connections in the last quarter coming from wholesale.

New faster, cheaper broadband offerings were announced to the market in Q3 2005-06 and these are expected to stimulate further growth in the broadband customer base. A wholesale agreement was also reached with TelstraClear in January 2006, which should drive further growth of the wholesale broadband market. Longer term, Telecom has announced that it will invest in ADSL2+ technology to deliver the next generation of broadband services, ensuring that broadband will remain a key driver of Telecom’s results in the future.

•	Telecom’s IT services business continues to grow following the successful integration of the acquired Gen-i and Computerland businesses with Telecom’s existing IT services business under the Gen-i brand. In the 2005-06 financial year, Telecom has seen an improved contribution from the merged Gen-i business as a result of the benefits of integration. Telecom currently believes that the IT services market has the potential to grow faster than the traditional telecommunications market and accordingly sees this segment as a potential source of future growth for the Group.

•	Directories revenue continues to display solid growth as a result of volume and price increases for printed directories and an increasing amount of revenue from online services.

•	Offsetting these growing parts of the business, Telecom’s traditional calling business continues to decline due to ongoing product substitution and competitive pressure. Excluding the impact of international transit revenue, the decrease in calling revenue in New Zealand Operations was 5.7% in Q3 2005-06.

•	The overall operating margin percentage in the New Zealand business continues to come under pressure, given the shift in revenue mix from the high-margin traditional calling business to lower margin new business (particularly the IT services business, which is less capital intensive than Telecom’s traditional business). The growth in the mobile and broadband customer bases also continues to have a negative short-term impact on costs and margins, driving significantly greater customer acquisition and provisioning costs and necessitating investment in additional customer service capability.

•	In light of these factors, particularly the decline in the calling business, Telecom is pursuing operating cost efficiency initiatives to offset the negative impact of these trends. Longer term, Telecom is seeking to redesign its operating model to a fundamentally lower cost approach in order to maintain satisfactory operating margins.

Australian Operations

•	Competitive conditions impacting on Telecom’s Australian operations continue to be highly challenging. Retail prices continue to decline across all products, while wholesale prices have risen sharply following revisions to key supplier arrangements. This has resulted in a substantial decline in margins. These negative trends have been exacerbated by a deferral of project spend by Telecom’s enterprise customers. As a result of the revisions to key supplier arrangements, AAPT is currently managing a number of disputes with suppliers. Financial results reflect management’s best estimate of expected outcomes, however final resolution of the disputes could negatively impact earnings.

•	Australian mobile revenue has continued to decline following the strategic decision in 2004 to cease selling mobile as a stand-alone product and instead focus on selling customers bundles of multiple products. The sale of AAPT’s prepaid mobile base in Q2 2005-06 further reduced the number of stand-alone mobile customers. AAPT has, however, grown the percentage of its consumer customer base that are bundled customers to 46.4% at 31 March 2006, an increase of 79.8% from the prior comparable period.

•	To respond to the challenges that the Australian operations are facing, further investment has been made in sales, customer service and IT capabilities in AAPT in order to support improved customer acquisition and retention. This investment has had a negative impact on costs in the short-term. This investment is part of a broader strategic programme to build a portfolio of channels and self service and backend capability for the mass market.

•	The culmination of the negative factors impacting on Australian Operations was a write-down of goodwill and other assets in Q2 2005-06 totalling $897 million.

AUSTRALIAN STRATEGIC REVIEW

Telecom had previously announced that it was undertaking a strategic review of its Australian Operations, with options including maintaining the existing structure, divestiture or some form of business combination with other entities in order to improve the competitive position of the Australian Operations. This process is now complete and has confirmed that the status quo will be maintained.

A number of proposals were discussed with various parties but ultimately these did not meet the Group’s requirements from either a value or strategic perspective. The high degree of uncertainty in the current environment is making it difficult to conclude significant transactions and commercial agreements. This has contributed to Telecom’s decision that reaffirming its commitment to the Australian operations is the most appropriate course of action. The process did however highlight that, in the medium term, further industry consolidation is both a desirable and realistic prospect.

Following the review, Telecom remains committed to the strategy being pursued within its Australian operations, namely:

•	continuing with the current investment programme in product, channel and back office capability while repositioning the business around mass and managed segments;

•	refining network and access strategies to secure stronger network economics; and

•	further enhancing Telecom’s trans-Tasman service capability.

FUTURE EXPECTATIONS

On 4 May 2006, the Government announced a comprehensive package of regulatory and planned legislative measures that have potentially significant consequences for the telecommunications services market in New Zealand. Given the broad nature of the package, Telecom believes it will be necessary to substantially review current investment and product development programmes. At this stage, Telecom has been unable to quantify the likely impacts on the operating performance, or planned capital expenditure for the business beyond 30 June 2006. Telecom will provide an update on 2006-07 operating outlook, capital expenditure and shareholder distribution policies in its announcement of Q4 2005-06 results.

With regards to the year ended June 30, 2006:

•	As previously signalled, Telecom expects its New Zealand operations to achieve EBITDA growth for the 2005-06 financial year;

•	Telecom has previously indicated that forecast EBITDA for the year ended 30 June 2006 for Australian Operations is expected to be approximately A$85-A$95 million. However, as indicated at the Management Briefing Day in February 2006, there is further downside risk to this forecast of up to A$20 million principally as a result of uncertainties around wholesale arrangements with Telstra;

•	Telecom is currently comfortable with the consensus of analyst forecasts of net profit after tax, excluding abnormal items, for the year ending 30 June 2006 of $826 million (analyst estimates range from $812 million to $844 million);

•	Telecom’s current capital expenditure forecast for the 2005-06 financial year remains at $750 million; and

•	As previously announced, Telecom expects to pay a 5 cps special dividend at the full year dividend date.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

DIVIDEND POLICY AND LONG-TERM CAPITAL MANAGEMENT

In August 2005 the Board of Telecom advised that it was the Company’s intention to target an ordinary dividend payout ratio of approximately 85% of net earnings (after adding back relevant non-cash items) for the 2005-06 fiscal year. Dividends for each of the first three quarters of the year ended 30 June 2006 were expected to be 9.5 cps, with the dividend for the fourth quarter of that year set to reflect the full year expected pay-out ratio.

The Board also announced the intention to pay a further fully imputed special dividend of 10 cps in respect of the 2005-06 financial year, with payments of 5 cps at the half year and full year dividend dates.

In accordance with this policy the Board has declared a third quarter ordinary dividend of 9.5 cps.

The Board believes that this distribution strategy leaves Telecom in a strong position to invest in future growth opportunities while continuing to maintain prudent capital management policies. The reduction in the carrying value of Telecom’s Australian Operations is non-cash and has no impact on Telecom’s expected dividend payout for the 2005-06 financial year. The abnormal gain arising on the acquisition of SCCL will also not be factored into Telecom’s calculation of dividend payout for the 2005-06 financial year.

The Board is committed to Telecom maintaining strong “single A” credit ratings from Moody’s Investors Service and Standard and Poor’s and the capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow, cost of capital, and level of imputation credits. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

Third Quarter Ordinary Dividend

Ordinary Shares	9.5 cents
American Depositary Shares	*US 46.75 cents

Supplementary dividend (to non-resident shareholders)
Per ordinary share	1.6765 cents
Per American Depositary Share	*US 8.25 cents

“Ex” dividend dates
New Zealand Exchange	29 May 2006
Australian Stock Exchange	22 May 2006
New York Stock Exchange	23 May 2006

Books closing dates
New Zealand, Australian Stock Exchanges	26 May 2006
New York Stock Exchange	25 May 2006

Payment dates
New Zealand, Australia	9 June 2006
New York	16 June 2006

*	Based on an exchange rate at 31 March 2006 of NZ$1.00 to US$0.6128 and a ratio of eight ordinary shares per one American Depository Share.

Dividend Reinvestment Policy

The Dividend Reinvestment Plan has been retained. As per Telecom’s current practice, shares issued under the plan will be priced at the prevailing market price (that is, no discount will be applied). Consistent with the dividends paid for the previous three quarters, in relation to the dividends to be paid in June 2006 Telecom intends to acquire an equivalent number of shares on-market in order to eliminate an increase in capital arising pursuant to the plan.

In addition to this, Telecom intends to adopt a similar policy with regard to new shares that are issued to staff under the Telecom share option scheme. These mechanisms will be reviewed at each dividend date.

TELECOM GROUP RESULT

A further breakdown of reported group results is provided in the table below.

Telecom Group Result	Nine months ended 31 March			Quarter ended 31 March
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Operating revenues and other income
Local service	808	828	(2.4)	268	274	(2.2)
Calling	1,045	1,087	(3.9)	346	353	(2.0)
Interconnection	157	152	3.3	52	52	—
Mobile	647	625	3.5	216	207	4.3
Data	452	449	0.7	146	149	(2.0)
Broadband and internet	333	274	21.5	113	94	20.2
IT services	249	208	19.7	74	67	10.4
Other operating revenue	610	596	2.3	232	225	3.1
Abnormal income	60	68	(11.8)	—	53	(100.0)

	4,361	4,287	1.7	1,447	1,474	(1.8)
Operating expenses
Labour	591	547	8.0	186	178	4.5
Intercarrier costs	746	746	—	163	142	14.8
Other operating expenses	1,311	1,239	5.8	515	504	2.2
Abnormal expenses	931	31	NM	—	31	NM

	3,579	2,563	39.6	864	855	1.1
EBITDA*	782	1,724	(54.6)	583	619	(5.8)
Depreciation	394	407	(3.2)	133	131	1.5
Amortisation	129	109	18.3	45	36	25.0

Depreciation and amortisation	523	516	1.4	178	167	6.6
Earnings before interest and tax	259	1,208	(78.6)	405	452	(10.4)
Net interest expense	191	221	(13.6)	62	73	(15.1)
Income tax expense	309	299	3.3	120	106	13.2
Minority interest	3	2	50.0	1	—	NM

Net earnings	(244)	686	(135.6)	222	273	(18.7)

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM	= Not a Meaningful Comparison

Total revenue of $4,361 million for the nine months ended 31 March 2006 increased by $74 million (1.7%) compared to the nine months ended 31 March 2005. The growth is partly due to the acquisition of Computerland (effective 1 September 2004) which increased IT services revenue in Q1 2005-06 by $19 million. Broadband and internet revenue also grew, reflecting increased broadband penetration. Growth in mobile revenue of $51 million in NZ Operations, resulting from growth in the customer base and penetration of mobile data services, was partly offset by a $29 million decline in mobile revenue in Australian Operations. Growth across these revenue categories has been partly offset by lower calling and local service revenues.

Excluding $931 million of abnormal expenses, operating expenses for the nine months ended 31 March 2006 increased by $116 million (4.6%) compared to the nine months ended 31 March 2005 and by $40 million (4.9%) for Q3 2005-06 compared to Q3 2004-05.

Net interest expense decreased by $30 million (13.6%) for the nine months ended 31 March 2006 due to lower average debt levels, as operating cash flows have been utilised to reduce debt.

Tax expense for the nine months ended 31 March 2006 of $309 million increased by $10 million (3.3%). Excluding abnormal items (which were largely not subject to tax), tax expense for the nine months ended 31 March 2006 represented an effective tax rate of 34.0% compared to an effective tax rate of 32.1% for the nine months ended 31 March 2005. The effective tax rate is in line with the New Zealand corporate tax rate of 33%. As explained in the previous section, Telecom has currently ceased recognising tax credits on Australian losses, however the impact of this has been partly offset by non-assessable income in other offshore subsidiaries.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

	Nine months ended 31 March			Quarter ended 31 March
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Cash flows
Net cash flows from/(applied to):
Operating activities	1,171	1,213	(3.5)	374	400	(6.5)
Investing activities	(360)	(700)	(48.6)	(236)	(150)	57.3
Financing activities	(857)	(588)	45.7	(180)	(250)	(28.0)

Net cash flow	(46)	(75)	(38.7)	(42)	—	NM

NM = Not a Meaningful Comparison

A detailed breakdown of the cash flow can be found in the Appendices.

Net cash flows from operating activities decreased by $42 million (3.5%) for the nine months ended 31 March 2006 and $26 million (6.5%) for Q3 2005-06. This is due to increased payments to suppliers and employees, offset by higher cash receipts from customers and by lower interest and tax payments compared to the prior period.

The net cash outflow for investing activities decreased by $340 million (48.6%) for the nine months ended 31 March 2006 compared to the prior period, reflecting the purchase of subsidiaries Gen-i and Computerland in the prior period and lower outflows from the purchase of short-term investments, partly offset by increased purchase of fixed assets in the current period and the sale of long-term investments.

The net cash outflow for financing activities increased by $269 million (45.7%) for the nine months ended 31 March 2006. The increase in financing cash outflows was primarily due to an increase in the dividend paid as a consequence of a revised dividend policy in 2004-05.

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 72.7% at 31 March 2006, compared to 60.7% at 31 December 2005 (net debt is defined as total debt plus total derivative liabilities less cash, short-term investments and derivative assets). The increase in this ratio is the consequence of the reduction in equity that resulted from the write-down of Australian Operations at 31 December 2005.

Net debt was $3,721 million at 31 March 2006, an increase of $85 million from net debt at 31 March 2005 of $3,636 million.

OVERVIEW OF SEGMENTAL RESULTS

Telecom operates integrated businesses in New Zealand and Australia. Segmental reporting therefore principally reflects the integrated nature of the business.

Australian Operations maintain a business and consumer customer demarcation and therefore business unit contribution (revenue less directly attributable costs) is reported separately for Australian Consumer and Australian Business. Shared costs are not allocated to Australian Consumer and Australian Business, being reported separately in a support functions category. Australian Consumer, Australian Business and Support Functions together comprise Australian Operations.

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature.

Telecom measures and evaluates the reporting segments based on earnings from Operations (defined as earnings before interest and tax, excluding abnormal items).

Telecom’s earnings from Operations excluding abnormal items for the nine months ended 31 March 2006 were $1,130 million, compared to $1,171 million for the nine months ended 31 March 2005. The table on the following page details revenues, expenses and earnings from operations by reporting segment.

Summary of Segment Results

	Nine months ended 31 March			Quarter ended 31 March
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
NZ Operations
Operating revenues	3,386	3,234	4.7	1,141	1,104	3.4
Operating expenses	(1,720)	(1,605)	7.2	(550)	(531)	3.6

EBITDA*	1,666	1,629	2.3	591	573	3.1
Depreciation and amortisation	(391)	(392)	(0.3)	(135)	(126)	7.1

Earnings from operations	1,275	1,237	3.1	456	447	2.0
Australian Operations
Operating revenues	975	1,043	(6.5)	327	333	(1.8)
Operating expenses	(911)	(921)	(1.1)	(311)	(289)	7.6

EBITDA*	64	122	(47.5)	16	44	(63.6)
Depreciation and amortisation	(124)	(116)	6.4	(41)	(38)	7.9

Earnings from operations	(60)	6	NM	(25)	6	NM

Corporate and Other
Operating revenues	12	8	50.0	7	6	16.7
Operating expenses	(89)	(72)	23.6	(31)	(26)	19.2

EBITDA*	(77)	(64)	20.3	(24)	(20)	20.0
Depreciation and amortisation	(8)	(8)	—	(2)	(2)	—

Earnings from operations	(85)	(72)	(18.1)	(26)	(22)	(18.2)

Eliminations #
Operating revenues	(72)	(66)	—	(28)	(22)	—
Operating expenses	72	66	—	28	22	—

EBITDA*	—	—	—	—	—	—
Depreciation and amortisation	—	—	—	—	—	—

Earnings from operations	—	—	—	—	—	—

Telecom Group
Operating revenues	4,301	4,219	1.9	1,447	1,421	1.8
Operating expenses	(2,648)	(2,532)	4.6	(864)	(824)	4.9

EBITDA*	1,653	1,687	(2.0)	583	597	(2.3)
Depreciation and amortisation	(523)	(516)	1.4	(178)	(167)	6.6

Earnings from operations	1,130	1,171	(3.5)	405	430	(5.8)

*	Earnings before Interest, Taxation, Depreciation and Amortisation

#	Eliminations remove the impact of internal transactions

NM	= Not a Meaningful Comparison

NZ OPERATIONS

NZ OPERATIONS

Within its integrated NZ Operations, Telecom provides fixed line and value added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services, IT services and directories publishing.

The results for NZ Operations are set out in the table below.

	Nine months ended 31 March			Quarter ended 31 March
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Operating revenues
Local service	784	798	(1.8)	261	265	(1.5)
Calling	728	745	(2.3)	239	243	(1.6)
Interconnection	126	121	4.1	43	43	—
Mobile	573	522	9.8	193	179	7.8
Data	327	306	6.9	107	102	4.9
Broadband and internet	253	207	22.2	84	72	16.7
IT services	249	208	19.7	74	67	10.4
Directories	203	188	8.0	88	83	6.0
Other operating revenue	89	88	1.1	31	32	(3.1)
Internal revenue	54	51	5.9	21	18	16.7

	3,386	3,234	4.7	1,141	1,104	3.4
Operations and support expenses
Labour	394	373	5.6	125	121	3.3
Intercarrier costs	378	347	8.9	131	116	12.9
Other operating expenses	933	869	7.4	288	290	(0.7)
Internal expenses	15	16	(6.3)	6	4	50.0

	1,720	1,605	7.2	550	531	3.6
EBITDA	1,666	1,629	2.3	591	573	3.1
Depreciation	306	311	(1.6)	108	99	9.1
Amortisation	85	81	4.9	27	27	—

Earnings from operations	1,275	1,237	3.1	456	447	2.0

Overview of Results

Earnings from operations increased by $38 million (3.1%) for the nine months ended 31 March 2006 and $9 million (2.0%) for Q3 2005-06 compared to the corresponding periods in the prior year.

Operating revenues increased by $152 million (4.7%) for the nine months ended 31 March 2006 and $37 million (3.4%) for Q3 2005-06, with increased interconnection, mobile, data, broadband and internet, IT services, directories and internal revenues being partly offset by declines in local service, calling and other operating revenues.

Included in the IT services revenue growth of $41 million (19.7%) for the nine months ended 31 March 2006 is revenue from Computerland (acquired effective from 1 September 2004) of $19 million for July and August 2005. Excluding this Computerland revenue, underlying IT services revenue growth was $22 million (10.6%) for the nine months ended 31 March 2006 due to growth in the existing IT services business.

NZ OPERATIONS

Broadband and internet revenue increased by $46 million (22.2%) for the nine months ended 31 March 2006 and $12 million (16.7%) for Q3 2005-06 compared to the corresponding periods in the prior year due to the continued uptake of broadband, partly offset by declining dial-up revenues.

The increase in mobile revenue was due to growth in the connection base, combined with strong growth in mobile data.

Interconnection revenue growth was substantially due to increased mobile data volumes.

Calling revenue decreased by $17 million (2.3%) for the nine months ended 31 March 2006 and $4 million (1.6%) for Q3 2005-06 compared to the corresponding periods in the prior year. Excluding international transit revenue, calling revenue decreased by $40 million (6.2%) for the nine months ended 31 March 2006 and $12 million (5.7%) for Q3 2005-06 compared to the corresponding periods in the prior year, with lower national, international outwards, and international inwards calling revenues. International transit revenue increased by $23 million (22.3%) for the nine months ended 31 March 2006 and $8 million (24.2%) for Q3 2005-06, but was offset by a corresponding increase in international settlement costs.

Operations and support expenses increased by $115 million (7.2%) for the nine months ended 31 March 2006 and $19 million (3.6%) for Q3 2005-06 compared to the corresponding periods in the prior year. Included in the nine months ended 31 March 2006 increase were expenses from the acquired Computerland business of $18 million for July and August 2005. Excluding these Computerland expenses, underlying operating and support expense growth was $97 million (6.0%) for the nine months ended 31 March 2006.

Labour cost increased due to a combination of increased resources in key strategic and customer-focussed areas and salary increases. Intercarrier costs increased due to higher mobile interconnection volumes and higher international transit volumes. Other operating costs for the nine months ended 31 March 2006 increased due to a combination of growth in mobile connections, broadband connections and the underlying IT services business.

Further analysis of the NZ Operations result follows.

NZ OPERATIONS

Local Service Revenue

Local service revenue decreased by $14 million (1.8%) for the nine months ended 31 March 2006 and $4 million (1.5%) for Q3 2005-06 compared to the corresponding periods in the prior year. This decrease is largely due to a decline in local call revenues of $8 million (12.7%) for the nine months ended 31 March 2006 and $2 million (10.5%) for Q3 2005-06. The decline is due largely to businesses migrating from dial-up internet access to broadband (with a corresponding shift in revenue from local service to broadband and internet) and declining call volumes as a result of competitive pressure. Access revenues decreased by $6 million (0.9%) for the nine months ended 31 March 2006 and $2 million (0.9%) for Q3 2005-06.

Wholesaling of residential access lines commenced in Q3 2004-05. As at 31 March 2006, 66,000 of Telecom’s residential access lines were wholesale connections.

	Nine months ended 31 March			Quarter ended 31 March
	2006	2005	Change %	2006	2005	Change %
Business & residential access
Revenue ($m)	674	680	(0.9)	226	228	(0.9)
Access lines
Residential:
Retail (000s)	1,349	1,380	(2.2)
Wholesale (000s)	66	37	78.4

Total Residential (000s)	1,415	1,417	(0.1)
Business:
Retail (000s)	254	259	(1.9)
Wholesale (000s)	51	46	10.9

Total Business (000s)	305	305	—
Centrex lines (000s)	67	70	(4.3)

Local calls*
Revenue ($m)	55	63	(12.7)	17	19	(10.5)
Call minutes (m)	1,660	1,965	(15.5)	527	598	(11.9)

Smartphone, messaging and call track
Revenue ($m)	55	55	—	18	18	—

Total Local Service Revenue	784	798	(1.8)	261	265	(1.5)

Retail Local Service ($m)	730	768	(4.9)	243	252	(3.6)
Wholesale Local Service ($m)	54	30	80.0	18	13	38.5

	784	798	(1.8)	261	265	(1.5)

*	Includes business local calls , residential calls under 20 cents local calling option and Centrex and VPN local calls

NZ OPERATIONS

Calling Revenue

Calling revenue is broken down as follows:

	Nine months ended 31 March			Quarter ended 31 March
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Calling revenue
National	444	471	(5.7)	147	155	(5.2)
International	248	240	3.3	81	77	5.2
Other	36	34	5.9	11	11	—

	728	745	(2.3)	239	243	(1.6)

National Calling Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2006	2005	Change %	2006	2005	Change %
National calls
Revenue ($m)	148	164	(9.8)	49	52	(5.8)
Call minutes (m)	1,419	1,428	(0.6)	461	463	(0.4)
Average price (cents)	10.4	11.5	(9.6)	10.6	11.2	(5.4)
Calls to mobile networks
Revenue ($m)	222	224	(0.9)	73	75	(2.7)
Call minutes (m)	553	538	2.8	184	179	2.8
Average price (cents)	40.1	41.6	(3.6)	39.7	41.9	(5.3)
National 0800
Revenue ($m)	67	75	(10.7)	23	25	(8.0)
Call minutes (m)	465	483	(3.7)	156	162	(3.7)
Average price (cents)	14.4	15.5	(7.1)	14.7	15.4	(4.5)
Operator services
Revenue ($m)	7	8	(12.5)	2	3	(33.3)

Total National Calling Revenue	444	471	(5.7)	147	155	(5.2)
Retail National Calling	422	454	(7.0)	139	150	(7.3)
Wholesale National Calling	22	17	29.4	8	5	60.0

	444	471	(5.7)	147	155	(5.2)

Total national calling revenue (including national calls, calls to mobile networks, and national 0800) decreased by $27 million (5.7%) for the nine months ended 31 March 2006 and $8 million (5.2%) for Q3 2005-06 compared to the corresponding periods in the prior year. Revenue from national calls decreased by $16 million (9.8%) for the nine months ended 31 March 2006 and $3 million (5.8%) for Q3 2005-06 with competitive pressure in retail and wholesale driving 9.6% lower average prices for the nine months ended 31 March 2006 and 5.4% for Q3 2005-06.

Revenue from calls to mobile networks decreased $2 million (0.9%) for the nine months ended 31 March 2006 and $2 million (2.7%) for Q3 2005-06 compared to the corresponding periods in the prior year. Q3 2005-06 average prices decreased 5.3%, partly offset by a 2.8% increase in call minutes.

NZ OPERATIONS

National 0800 revenue decreased by $8 million (10.7%) for the nine months ended 31 March 2006 and $2 million (8.0%) for Q3 2005-06. The decrease was largely driven by lower average prices, along with lower call minutes.

International Calling Revenue

International calling revenue for NZ Operations comprises outward calling revenue, where New Zealand customers make calls originating in New Zealand and terminating overseas; inwards calling revenue, where calls originated by overseas carriers terminate on Telecom’s networks; and transit calling revenue, where Telecom acts as an intermediary carrier of international calls.

The breakdown of international calling revenue is shown in the table below.

	Nine months ended 31 March			Quarter ended 31 March
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
International calling revenue
International outward	97	104	(6.7)	32	35	(8.6)
International inward	25	33	(24.2)	8	9	(11.1)
International transits	126	103	22.3	41	33	24.2

	248	240	3.3	81	77	5.2

NZ OPERATIONS

International calling revenue increased by $8 million (3.3%) for the nine months ended 31 March 2006 and $4 million (5.2%) for Q3 2005-06 compared to the corresponding periods in the prior year as a result of an increase in gross transit revenues. Excluding transit revenues, international calling declined 10.9% for the nine months ended 31 March 2006 and 9.1% for Q3 2005-06 compared to the corresponding periods in the prior year. An analysis of volumes and average price is shown in the following table.

	Nine months ended 31 March			Quarter ended 31 March
	2006	2005	Change %	2006	2005	Change %
Outwards calls
Revenue ($m)	97	104	(6.7)	32	35	(8.6)
Call minutes (m)	483	425	13.6	158	143	10.5
Average price (cents)	20.1	24.5	(18.0)	20.3	24.5	(17.1)
Retail Outward Calls ($m)	88	96	(8.3)	30	32	(6.3)
Wholesale Outward Calls ($m)	9	8	12.5	2	3	(33.3)

	97	104	(6.7)	32	35	(8.6)
Inwards calls
Revenue ($m)	25	33	(24.2)	8	9	(11.1)
Call minutes (m)	492	546	(9.9)	169	168	0.6
Average price (cents)	5.1	6.0	(15.0)	4.7	5.4	(13.0)
Transits
Revenue ($m)	126	103	22.3	41	33	24.2
Intercarrier costs ($m)	96	75	28.0	33	26	26.9

Net margin ($m)	30	28	7.1	8	7	14.3
Call minutes (m)	2,054	1,332	54.2	751	477	57.4
Average margin per minute (cents)	1.5	2.1	(28.6)	1.1	1.5	(26.7)

Outwards calling revenue decreased by $7 million (6.7%) for the nine months ended 31 March 2006 and $3 million (8.6%) for Q3 2005-06 compared to the corresponding periods in the prior year, with the impact of higher volumes more than offset by lower average prices, due largely to the impact of competition.

Inwards calling revenue decreased by $8 million (24.2%) for the nine months ended 31 March 2006 and $1 million (11.1%) for Q3 2005-06, driven by lower volumes and lower average prices. The decrease in average price was largely due to a change in volume mix with a reduced proportion of higher rate mobile terminating minutes.

As a result of the adoption of International Financial Reporting Standards on 1 July 2005, transit revenues are now presented gross, with the corresponding costs included within intercarrier costs. Previously only the net transit margin was included within international revenue. The gross presentation introduces some volatility into reported revenues and intercarrier costs due to the nature of this business. Transit revenue increased by $23 million (22.3%) for the nine months ended 31 March 2006 and $8 million (24.2%) for Q3 2005-06 as a result of strong volume growth. As margins per minute have declined in a tight market, volume growth has been required to grow overall margin from the transit business. This strong growth in volumes results in a corresponding increase in international settlement costs (see “Intercarrier Costs”).

The net margin from transits increased by $2 million (7.1%) for the nine months ended 31 March 2006 and $1 million (14.3%) for Q3 2005-06 compared to the corresponding periods in the prior year.

NZ OPERATIONS

Interconnection Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Interconnection
PSTN interconnection	53	55	(3.6)	18	19	(5.3)
Mobile interconnection	73	66	10.6	25	24	4.2

	126	121	4.1	43	43	—

Interconnection revenue increased by $5 million (4.1%) for the nine months ended 31 March 2006 and was stable for Q3 2005-06 compared to the corresponding periods in the prior year. The nine month increase is principally due to mobile interconnection revenue reflecting continued growth in text messaging activity (see “Mobile Revenue”).

NZ OPERATIONS

Mobile Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2006	2005	Change %	2006	2005	Change %
Mobile revenue ($m)
Voice revenue	393	382	2.9	130	128	1.6
Data revenue	123	76	61.8	44	29	51.7

Mobile voice and data	516	458	12.7	174	157	10.8
Other mobile	57	64	(10.9)	19	22	(13.6)

Total mobile	573	522	9.8	193	179	7.8

Call minutes (m)	1,013	928	9.2	342	315	8.6
Average Revenue Per User (“ARPU”)
ARPU - $ per month
Postpaid	68.8	73.6	(6.5)	66.7	71.5	(6.7)
Prepaid	10.7	9.7	10.3	10.5	10.5	—
Total	33.2	36.1	(8.0)	31.7	35.3	(10.2)
Voice	25.3	30.1	(15.9)	23.6	28.8	(18.1)
Data	7.9	6.0	31.7	8.0	6.5	23.1
CDMA	43.8	59.7	(26.6)	37.9	50.3	(24.7)
TDMA	5.2	9.2	(43.5)	4.7	8.9	(47.2)
Total ARPU including interconnection	45.9	51.0	(10.0)	44.0	50.2	(12.4)

Mobile revenue increased by $51 million (9.8%) for the nine months ended 31 March 2006 and $14 million (7.8%) for Q3 2005-06 compared to the corresponding periods in the prior year.

Mobile voice and data revenue increased by $58 million (12.7%) for the nine months ended 31 March 2006 and $17 million (10.8%) for Q3 2005-06 compared to the corresponding periods in the prior year. This increase reflected growth in data revenues through higher data volumes. Voice revenues have increased as a result of a higher connection base. Call minutes for the nine months ended 31 March 2006 increased 9.2% and for Q3 2005-06 increased 8.6% compared to the corresponding periods in the prior year, primarily due to an increase in the connection base.

Other mobile revenue decreased $7 million (10.9%) for the nine months ended 31 March 2006 and $3 million (13.6%) for Q3 2005-06 compared to the corresponding periods in the prior year, driven by lower average handset selling prices.

Mobile revenue excludes any revenue from terminating calls and text messaging from competitors’ networks, which is included in interconnection revenue. It also excludes any revenue from terminating calls from international carriers, which is included in international inwards revenues.

Postpaid ARPU decreased 6.5% for the nine months ended 31 March 2006 and 6.7% for Q3 2005-06, while prepaid ARPU increased by 10.3% for the nine months ended 31 March 2006 and was flat for Q3 2005-06, compared to the corresponding periods in the prior year. Postpaid ARPU has decreased due to the dilution impact of the integrated call plan offering that has a zero access fee element, which is popular with customers that would have previously connected as prepaid. Prepaid ARPU has increased due to increased data revenues. Total ARPU (excluding interconnection) for the nine months ended 31 March 2006 decreased 8.0% and for Q3 2005-06 decreased 10.2% compared to the corresponding periods last year due to the decrease in postpaid ARPU and the higher percentage of prepaid customers on the base. CDMA ARPU has decreased due to a decrease in postpaid ARPU and an increasing proportion of prepaid connections in the CDMA base.

NZ OPERATIONS

Revenue from CDMA connections now comprises approximately 97% of total Q3 2005-06 mobile voice and data revenues, compared to 91% in Q3 2004-05.

Total ARPU including interconnection decreased by 10.0% for the nine months ended 31 March 2006 and by 12.4% for Q3 2005-06 compared to the corresponding periods in the prior year, predominantly due to the decrease in postpaid ARPU and lower per user interconnection revenues (interconnection includes notional revenue for PSTN calls to Telecom mobile networks based on market rates).

	31 March 2006			31 March 2005
	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total
Mobile connections at period end (000s)
CDMA
CDMA One	3	79	82	52	117	169
IXRTT/EVDO	665	801	1,466	466	374	840

Total CDMA connections	668	880	1,548	518	491	1,009
Three month active base (%)	100	95	97	100	97	99
TDMA
Analogue	19	138	157	32	223	255
Digital	17	148	165	64	193	257

Total TDMA connections	36	286	322	96	416	512
Three month active base (%)	100	80	82	100	80	84

Internal connections (CDMA)	8	—	8	6	—	6

Total Connections	712	1,166	1,878	620	907	1,527

Total connections of 1,878,000 at 31 March 2006 grew by 351,000 (23.0%) over the twelve month period from 1,527,000 at 31 March 2005 and by 70,000 (3.9%) from 1,808,000 at 31 December 2005. Of the 31 March 2006 total connection base, 37.9% were postpaid connections, while 62.1% were prepaid connections.

Telecom had approximately 1,556,000 CDMA connections (including internal connections) at 31 March 2006, comprising 82.9% of total connections. CDMA external connections have increased by 539,000 (53.4%) over the twelve month period from 1,009,000 at 31 March 2005, with CDMA postpaid external connections increasing by 150,000 and CDMA prepaid connections by 389,000. CDMA external connections increased by 116,000 (8.1%) over the current quarter from 1,432,000 at 31 December 2005. Of the total CDMA connection base at 31 March 2006, 43.4% were postpaid connections and 56.6% were prepaid connections.

NZ OPERATIONS

Data Revenue

Data revenue increased by $21 million (6.9%) for the nine months ended 31 March 2006 and $5 million (4.9%) for Q3 2005-06 compared to the corresponding periods in the prior year. A breakdown of the key components of data revenue is provided in the following table:

	Nine months ended 31 March			Quarter ended 31 March
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Data revenue
Managed IP data services:
Lanlink	71	68	4.4	20	25	(20.0)
Private office and high speed data	40	24	66.7	15	8	87.5
Other IP data	6	5	20.0	2	1	100.0

	117	97	20.6	37	34	8.8
Traditional data services:
Frame relay	19	22	(13.6)	6	7	(14.3)
Digital data services	50	51	(2.0)	18	16	12.5
ISDN	76	74	2.7	25	26	(3.8)
Leased data services	46	44	4.5	15	15	—
IP Net / Netgate	6	6	—	2	2	—
Miscellaneous data	13	12	8.3	4	2	100.0

	210	209	0.5	70	68	2.9

Total Data Revenue	327	306	6.9	107	102	4.9
Retail data	261	245	6.5	84	81	3.7
Wholesale data	66	61	8.2	23	21	9.5

	327	306	6.9	107	102	4.9

Data revenue growth for both the nine months ended 31 March 2006 and Q3 2005-06 has been driven by increased managed IP data services, while revenue from traditional data services has been stable for the nine months ended 31 March 2006.

Managed IP data services revenue increased by $20 million (20.6%) for the nine months ended 31 March 2006 and $3 million (8.8%) for Q3 2005-06 compared to the corresponding periods in the prior year. Lanlink decreased $5 million for Q3 2005-06 substantially due to a migration of customers to Private office and, to a lesser degree, ICT based services. Private office and high speed data growth of $16 million for the nine months ended 31 March 2006 and $7 million for Q3 2005-06 reflects growth in Private office connectivity and increased management of customers’ private office networks.

Traditional data services revenue increased by $1 million (0.5%) for the nine months ended 31 March 2006 and $2 million (2.9%) for Q3 2005-06 compared to the corresponding periods in the prior year.

NZ OPERATIONS

Broadband and Internet Revenue

	Nine months ended 31 March 2006			Quarter ended 31 March 2006
	2006	2005	Change %	2006	2005	Change %
Broadband revenue ($m)
Broadband revenue	185	124	49.2	63	47	34.0
Value added services revenue	13	12	8.3	4	4	—

Total broadband revenue	198	136	45.6	67	51	31.4
Retail	172	131	31.3	56	48	16.7
Wholesale	26	5	420.0	11	3	266.7

	198	136	45.6	67	51	31.4
Broadband connections* (000s)
Residential
Retail	244	140	74.3
Resale (Jestream partnering programme)	—	12	(100.0)
Wholesale	76	18	322.2

Total Residential	320	170	88.2
Business
Retail	52	36	44.4
Resale (Jestream partnering programme)	—	8	(100.0)
Wholesale	12	5	140.0

Total Business	64	49	30.6
Total Connections
Retail	296	176	68.2
Resale (Jestream partnering programme)	—	20	(100.0)
Wholesale	88	23	282.6

Total Connections	384	219	75.3
Internet revenue ($m)
Internet revenue	55	71	(22.5)	17	21	(19.0)
Active dial-up customers at period end (000s)	331	393	(15.8)
Total dial-up hours (m)	73.4	102.4	(28.3)	21.8	27.9	(21.9)
Average hours per active customer per month	23.1	29.0	(20.2)	21.0	26.5	(20.8)
Total Broadband and Internet Revenue ($m)	253	207	22.2	84	72	16.7

*	Broadband connections include all plans with download speeds of 256 kbps or greater

NZ OPERATIONS

Broadband revenue increased by $62 million (45.6%) for the nine months ended 31 March 2006 and $16 million (31.4%) for Q3 2005-06 compared to the corresponding periods in the prior year, driven by the continued uptake of Telecom’s broadband services. Total broadband connections of approximately 384,000 at 31 March 2006 increased by 165,000 (75.3%) from 31 March 2005, and by 44,000 since 31 December 2005 with residential connections increasing 41,000 and business connections increasing 3,000. Of the 41,000 growth in residential connections, wholesale connections grew by 13,000, and retail connections by 33,000, partly offset by a decline in resale connections of 5,000 (with the closure of the Jetstream partnering programme in January 2006).

Internet revenue decreased $16 million (22.5%) for the nine months ended 31 March 2006 and $4 million (19.0%) for Q3 2005-06 driven by the continued migration of customers from dial-up internet to broadband. Total dial-up internet connections of approximately 331,000 at 31 March 2006 decreased by 62,000 (15.8%) from 31 March 2005.

IT Services Revenue

IT services revenue includes provision of network based application services, management of customers’ information, communication and technology services and integration of these services.

	Nine months ended 31 March			Quarter ended 31 March
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Procurement	101	71	42.3	28	22	27.3
Software solutions	13	16	(18.8)	4	5	(20.0)
IT solutions	116	102	13.7	36	37	(2.7)
Network delivered services	9	6	50.0	3	2	50.0
Other revenues	10	13	(23.1)	3	1	200.0

Total IT Services Revenue	249	208	19.7	74	67	10.4

IT services revenue increased by $41 million (19.7%) for the nine months ended 31 March 2006 and $7 million (10.4%) for Q3 2005-06 compared to the corresponding periods in the prior year. Included in the nine months revenue growth is Computerland revenue of $19 million for July and August 2005. Excluding this Computerland revenue, underlying IT services revenue grew $22 million (10.6%) for the nine months ended 31 March 2006 due to growth in the existing IT services business. The underlying IT services revenue growth for Q3 2005-06 is largely due to strong growth in procurement of $6 million (27.3%).

Directories Revenue

Directories revenue of $203 million increased by $15 million (8.0%) for the nine months ended 31 March 2006 and $5 million (6.0%) for Q3 2005-06 compared to the corresponding periods in the prior year, driven by both price and volume increases in print directories and increasing revenues from online services.

NZ OPERATIONS

Other Operating Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Other operating revenue
Equipment sales	26	29	(10.3)	8	9	(11.1)
Other International	24	22	9.1	8	7	14.3
TSO revenue	10	12	(16.7)	3	4	(25.0)
Other miscellaneous revenue	29	25	16.0	12	12	—

	89	88	1.1	31	32	(3.1)

Other operating revenue increased by $1 million (1.1%) for the nine months ended 31 March 2006 and decreased by $1 million (3.1%) for Q3 2005-06.

Internal Revenue

New Zealand Operations internal revenue represents charges from the International group to AAPT for delivering AAPT’s international retail and wholesale voice traffic; the provision of international data circuits; and the supply of AAPT’s international internet services. Internal revenue increased by $3 million (5.9%) for the nine months ended 31 March 2006 and by $3 million (16.7%) for Q3 2005-06.

Operations and Support Expenses

Labour

	Nine months ended 31 March			Quarter ended 31 March
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Labour ($m)
Wired	256	240	6.7	84	77	9.1
Wireless	33	26	26.9	10	9	11.1
IT Services	86	88	(2.3)	25	28	(10.7)
International	19	19	—	6	7	(14.3)

	394	373	5.6	125	121	3.3
Personnel numbers
Total staff at 31 March	6,470	6,151	5.2

Labour expense increased by $21 million (5.6%) for the nine months ended 31 March 2006 and $4 million (3.3%) for Q3 2005-06 compared to the corresponding periods in the prior year. Included within the increased labour expense is Computerland labour of $4 million for July and August 2005. Excluding Computerland labour, total labour costs increased by $17 million (4.6%) for the nine months ended 31 March 2006, due to a combination of additional resources focused on key customer related areas (including call centre support and frontline sales), insourcing core activities (broadband helpdesk and IT operations staff) and salary increases in line with market movements.

NZ OPERATIONS

Personnel numbers of 6,470 at 31 March 2006 increased by 319 (5.2%) compared to 31 March 2005. The increase in personnel numbers results from a move to build internal capability to support the IT capital programme, and increased resources to support strategic initiatives (including additional call centre support and frontline sales).

Intercarrier costs

	Nine months ended 31 March			Quarter ended 31 March
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Land to mobile, mobile to 0800 interconnection	84	89	(5.6)	28	29	(3.4)
Mobile interconnection	88	78	12.8	31	27	14.8
International settlements	206	180	14.4	72	60	20.0

	378	347	8.9	131	116	12.9

Intercarrier costs increased by $31 million (8.9%) for the nine months ended 31 March 2006 and $15 million (12.9%) for Q3 2005-06 compared to the corresponding periods in the prior year, with both mobile interconnection and international settlement costs increasing, partly offset by a decrease in land to mobile and mobile to 0800 interconnection.

Mobile interconnection increased by $10 million (12.8%) for the nine months ended 31 March 2006 and $4 million (14.8%) for Q3 2005-06 due to increased data volumes. International settlement costs increased by $26 million (14.4%) for the nine months ended 31 March 2006 and $12 million (20.0%) for Q3 2005-06 compared to the corresponding periods in the prior year. This increase reflects strong growth in international transit volumes (see “International Calling Revenue” for the corresponding increase in transit revenue).

NZ OPERATIONS

Other operating expenses

	Nine months ended 31 March			Quarter ended 31 March
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Other operating expenses
Direct costs:
Direct contractor costs	99	99	—	32	31	3.2
International cable maintenance and restoration	9	9	—	3	3	—
Support contracts and other direct costs	63	75	(16.0)	20	25	(20.0)

Total direct costs	171	183	(6.6)	55	59	(6.8)
Other sales costs:
Mobile acquisitions, upgrades and dealer commissions	231	196	17.9	67	71	(5.6)
IT services	129	98	31.6	38	31	22.6
Broadband and internet, directories & other	78	74	5.4	31	28	10.7

Total other sales costs	438	368	19.0	136	130	4.6
Computer costs	102	97	5.2	31	30	3.3
Advertising, promotions and communications	71	63	12.7	20	16	25.0
Accommodation costs	63	54	16.7	22	18	22.2
Outsourcing	18	23	(21.7)	5	8	(37.5)
Travel	11	13	(15.4)	3	4	(25.0)
Bad Debts	17	15	13.3	7	6	16.7
Other	42	53	(20.8)	9	19	(52.6)

	933	869	7.4	288	290	(0.7)

Other operating expenses increased by $64 million (7.4%) for the nine months ended 31 March 2006 and decreased by $2 million (0.7%) for Q3 2005-06 compared to the corresponding periods in the prior year. Included within the increase were other operating expenses associated with the Computerland business of $14 million for July and August 2005. Excluding the growth attributable to Computerland, other operating expenses increased $50 million (5.8%) for the nine months ended 31 March 2006.

Direct costs decreased by $12 million (6.6%) for the nine months ended 31 March 2006 and $4 million (6.8%) for Q3 2005-06 with savings generated from the rationalisation of maintenance and provisioning contracts partly offset by increased provisioning costs associated with higher broadband connections.

Other sales costs increased by $70 million (19.0%) for the nine months ended 31 March 2006 and $6 million (4.6%) for Q3 2005-06 compared to the corresponding periods in the prior year. Included within this increase were other sales costs associated with the Computerland business of $12 million for July and August 2005. Excluding this, other sales costs increased $58 million (15.8%) for the nine months ended 31 March 2006.

NZ OPERATIONS

Mobile acquisitions, upgrades and dealer commissions increased by $35 million (17.9%) for the nine months ended 31 March 2006 and decreased by $4 million (5.6%) for Q3 2005-06 compared to the corresponding periods in the prior year. The increase for the nine months ended 31 March 2006 was driven by growth in connections, and the decrease for Q3 2005-06 was primarily driven by lower unit costs, partially offset by higher connection volumes.

Other sales costs for IT services, excluding the growth attributable to Computerland, increased by $19 million (19.4%) for the nine months ended 31 March 2006 and $7 million (22.6%) for Q3 2005-06, compared to the corresponding periods in the prior year. This increase was driven principally by growth in the procurement business.

Broadband and internet, directories and other costs increased by $4 million (5.4%) for the nine months ended 31 March 2006 and $3 million (10.7%) for Q3 2005-06.

Advertising, promotions and communications costs increased by $8 million (12.7%) for the nine months ended 31 March 2006 and $4 million (25.0%) for Q3 2005-06. The increase in Q3 2005-06 is largely due to higher broadband advertising costs.

Accommodation costs increased by $9 million (16.7%) for the nine months ended 31 March 2006 and $4 million (22.2%) for Q3 2005-06 largely due to higher lease and rental costs and higher electricity costs.

Other expenses decreased by $11 million (20.8%) for the nine months ended 31 March 2006 and $10 million (52.6%) for Q3 2005-06 due to lower legal and training expenses, higher foreign exchange gains and in Q3 2005-06, lower consultants costs.

Depreciation and amortisation

	Nine months ended 31 March			Quarter ended 31 March
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Depreciation
Wired	231	225	2.7	81	76	6.6
Wireless	45	57	(21.1)	16	14	14.3
IT Services	6	6	—	2	2	—
International	24	23	4.3	9	7	28.6

	306	311	(1.6)	108	99	9.1
Amortisation
Wired	49	46	6.5	16	17	(5.9)
Wireless	10	9	11.1	3	1	200.0
IT Services	—	1	—	—	1	—
International	26	25	4.0	8	8	—

	85	81	4.9	27	27	—
Total Depreciation and Amortisation ($m)	391	392	(0.3)	135	126	7.1

Depreciation and amortisation decreased by $1 million (0.3%) for the nine months ended 31 March 2006 and increased by $9 million (7.1%) for Q3 2005-06 compared to the corresponding periods in the prior year.

NZ OPERATIONS

Amortisation expense primarily relates to software assets (Wired), spectrum licences (Wireless) and international cable capacity (International).

The decline in the Wireless depreciation of $12 million (21.1%) for the nine months ended 31 March 2006 is due largely to the final impairment on the TDMA mobile network recorded in Q4 2004-05. The increase in Wireless depreciation in Q3 2005-06 reflects a realignment to asset lives in the prior year that resulted in a reduction of Q3 2004-05 depreciation.

AUSTRALIAN OPERATIONS

AUSTRALIAN OPERATIONS

Australian operations comprise Consumer and Business marketing units, and shared support functions.

The consolidated results for Australian Operations are set out in the tables below.

Australian Operations in New Zealand dollars

	Nine months ended 31 March			Quarter ended 31 March
	2006	2005	Change	2006	2005	Change
	$m	$m	%	$m	$m	%
Operating revenues
Local service	24	30	(20.0)	7	9	(22.2)
Calling	317	342	(7.3)	107	110	(2.7)
Interconnection	31	31	—	9	9	—
Mobile	74	103	(28.2)	23	28	(17.9)
Data	125	143	(12.6)	39	47	(17.0)
Broadband and internet	80	67	19.4	29	22	31.8
Resale	255	252	1.2	87	85	2.4
Other operating revenue	54	61	(11.5)	20	20	—
Internal revenue	15	14	7.1	6	3	100.0

	975	1,043	(6.5)	327	333	(1.8)
Operating expenses
Labour	154	140	10.0	47	46	2.2
Intercarrier costs	510	546	(6.6)	174	173	0.6
Other operating expenses	191	185	3.2	68	52	30.8
Internal expenses	56	50	12.0	22	18	22.2

	911	921	(1.1)	311	289	7.6

EBITDA*	64	122	(47.5)	16	44	(63.6)
Depreciation	88	96	(8.3)	25	32	(22.6)
Amortisation	36	20	80.0	16	6	172.7

(Loss)/earnings from operations	(60)	6	NM	(25)	6	NM

Business Unit Contribution
Australian Consumer	101	118	(14.4)	29	40	(27.5)
Australian Business	133	169	(21.3)	40	55	(27.3)
Support Functions	(170)	(165)	3.0	(53)	(51)	3.9

EBITDA*	64	122	(47.5)	16	44	(63.6)

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Reported NZD results for Australian Operations are impacted by movements in exchange rates. The AUD strengthened slightly against the NZD, increasing 0.6% for the nine months ended 31 March 2006 compared to the corresponding period in the prior year. This had a minor impact on reported results.

AUSTRALIAN OPERATIONS

Australian Operations in Australian dollars

	Nine months ended 31 December			Quarter ended 31 March
	2006	2005	Change	2006	2005	Change
	A$m	A$m	%	A$m	A$m	%
Operating revenues
Local service	22	27	(18.5)	7	8	(12.5)
Calling	291	314	(7.3)	97	99	(2.0)
Interconnection	28	29	(3.4)	8	8	—
Mobile	69	97	(28.9)	22	28	(21.4)
Data	115	133	(13.5)	35	44	(20.5)
Broadband and internet	74	62	19.4	27	20	35.0
Resale	235	232	1.3	79	79	—
Other operating revenue	47	54	(13.0)	15	16	(6.3)
Internal revenue	14	12	16.7	6	3	100.0

	895	960	(6.8)	296	305	(3.0)
Operating expenses
Labour	142	129	10.1	43	42	2.4
Intercarrier costs	468	502	(6.8)	158	158	—
Other operating expenses	176	172	2.3	61	49	24.5
Internal expenses	51	46	10.9	19	16	18.8

	837	849	(1.4)	281	265	6.0

EBITDA*	58	111	(47.7)	15	40	(62.5)
Depreciation	80	88	(9.1)	22	29	(24.1)
Amortisation	33	20	65.0	14	6	133.3

(Loss)/earnings from operations	(55)	3	NM	(21)	5	NM

Business Unit Contribution
Australian Consumer	92	109	(15.6)	26	41	(36.6)
Australian Business	122	155	(21.3)	36	47	(23.4)
Support Functions	(156)	(153)	2.0	(47)	(48)	(2.1)

EBITDA*	58	111	(47.7)	15	40	(62.5)

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

An analysis of Australian Operation’s results by business units follows. All amounts throughout the Australian Consumer and Australian Business commentary are stated in AUD.

Australian Operations have continued to operate in an intensely competitive market. AAPT continues to focus on the small to medium enterprise and mass-market segments with an acceleration of investment in product development, indirect channels, telesales capability and business support and operating support systems. In the nine months ended 31 March 2006, capital expenditure of A$28 million has been made as part of these ongoing strategic initiatives. These initiatives have also had a negative impact on operating expenditure. Gen-i continues to focus on the enterprise and IT&T segments.

AUSTRALIAN OPERATIONS

There are a number of disputes and uncertainties between AAPT and the carriers it uses. The accounting treatment adopted reflects management’s assessment of the most likely outcome for all of the key disputes. These include:

•	A fixed to mobile termination rate dispute with both Optus and Vodafone, where AAPT has accrued for mobile termination costs in accordance with the final ruling from the Australian Competition and Consumer Commission (“ACCC”) despite the fact that an appeal has been made by Optus and Vodafone to the Australian Competition Tribunal;

•	AAPT’s previous contract with Telstra expired on 31 December 2005. Following this date, Telstra tabled revised contractual arrangements with adverse terms and conditions to the previous contract. AAPT and Telstra continue to discuss the basis of future supply arrangements and have been unable to reach agreement to date. The revised contractual offer from Telstra has subsequently been withdrawn;

•	In addition to the change in contractual arrangements, wholesale residential line rental prices were increased by Telstra in December 2005. This increase was the basis of a dispute lodged with the ACCC, and in April 2006 the ACCC issued a competition notice against Telstra alleging anti-competitive conduct. AAPT has accounted for the consumer line rental costs at the historic rates;

•	There are a number of other substantive disputes with Telstra related to 1-900 charges and interconnect;

•	There is uncertainty around the timing and nature of the resolution of these disputes. As at 31 March 2006, approximately $15m was subject to dispute and being withheld. Should these disputes be subsequently lost or withdrawn, and Telstra standard rates apply, reported earnings will be negatively impacted in future periods; and

•	Local call prices and local call override penalties have been accrued for based on the current Telstra agreement. The final amount will not be determined until the end of May.

AUSTRALIAN CONSUMER

AUSTRALIAN CONSUMER

The Australian Consumer unit includes the full range of fixed, internet, pay TV and mobile telecommunications services provided to residential and small business customers of AAPT.

Australian Consumer - Results of Operations

	Nine months ended 31 March			Quarter ended 31 March
	2006	2005	Change	2006	2005	Change
	A$m	A$m	%	A$m	A$m	%
Operating revenues
Calling	140	157	(10.8)	48	50	(4.0)
Mobile	51	78	(34.6)	15	22	(31.8)
Data	3	4	(25.0)	1	2	(50.0)
Broadband and internet	24	10	140.0	10	3	233.3
Resale	200	208	(3.8)	65	71	(8.5)
Other operating revenue	3	1	200.0	1	1	—

	421	458	(8.1)	140	149	(6.0)

Operating expenses
Labour	12	8	50.0	4	3	33.3
Intercarrier costs	252	273	(7.7)	85	88	(3.4)
Other operating expenses	60	63	(4.8)	23	16	43.8
Internal expenses	5	5	—	2	1	100.0

	329	349	(5.7)	114	108	5.6

Business Unit Contribution	92	109	(15.6)	26	41	(36.6)

NM	= Not a Meaningful Comparison

Overview of Results

Revenues decreased by $37 million (8.1%) in the nine months ended 31 March 2006 and $9 million (6.0%) for Q3 2005-06 compared to the prior corresponding periods. The largest factor in the decrease is a decline in mobile revenues which declined due to the decision to move away from selling mobile as a stand-alone product and the sale of the prepaid base to Commiditel in December 2005. Calling revenue declined as a result of price decreases reflecting capped offerings. Broadband and internet revenue grew in line with an increase in customers and the new offers in the market targeting broadband customers.

Business unit contribution decreased by $17 million (15.6%) in the nine months ended 31 March 2006 and $15 million (36.6%) for Q3 2005-06 compared to the corresponding periods in the prior year.

The active fixed line customer base at 31 March 2006 of 451,000 decreased by 0.7% compared to the prior year. However, full service customers increased by 2.3% to 88.6% of the fixed line base and bundled customers increased by 79.8% to 46.4% of the fixed line base compared to the prior year. This has resulted in a 14.8% increase in total services to 781,000 compared to the prior year.

AUSTRALIAN CONSUMER

Calling and Resale Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2006	2005	Change %	2006	2005	Change %
National calls
Revenue (A$m)	40	49	(18.4)	13	16	(18.8)
Call minutes (m)	562	599	(6.2)	185	197	(6.1)
Average price (A$ cents)	7.1	8.2	(13.4)	7.0	8.1	(13.6)

Calls to mobile networks
Revenue (A$m)	79	85	(7.1)	28	27	3.7
Call minutes (m)	208	216	(3.7)	73	70	4.3
Average price (A$ cents)	38.0	39.4	(3.6)	38.4	38.6	(0.5)

International calling revenue
Total International calling (A$m)	21	23	(8.7)	7	7	—
Call minutes (m)	110	119	(7.6)	39	39	—
Average price (A $ cents)	19.1	19.3	(1.0)	17.9	17.9	—

Total calling revenue (A$m)	140	157	(10.8)	48	50	(4.0)
Resale revenue (A $m)	200	208	(3.8)	65	71	(8.5)

Total calling and resale revenue (A$m)	340	365	(6.8)	113	121	(6.6)

Fixed line customer numbers (000s)	451	454	(0.7)
Average revenue per fixed line customer (A$ per month)	83.8	89.3	(6.2)	83.5	88.8	(6.0)

In total, calling and resale revenue of $340 million for the nine months ended 31 March 2006 and $113 million for Q3 2005-06 decreased $25 million (6.8%) and $8 million (6.6%) respectively compared to the prior corresponding periods. The volume of national calling and calls to mobile networks minutes fell in the nine months ended 31 March 2006 as a result of the reduction in the average number of fixed line customers and fixed to mobile substitution. Average revenue per minute for national calling and calls to mobile networks declined due to an increase in average call duration and price caps.

The fixed line customer base at 31 March 2006 decreased by 0.7% compared to the prior year. Average revenue per fixed line customer was 6.3% lower in the nine months ended 31 March 2006 and 6.0% lower in Q3 2005-06, driven by the move to capped offers. AAPT continues to target customers who are higher end users of voice products as well as customers who use multiple services. 46.4% of fixed line customers now buy internet and/or mobile services in addition to fixed line offerings, up from 40.5% in Q2 2005-06 and 25.8% in Q3 2004-05.

AUSTRALIAN CONSUMER

Mobile Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2006	2005	Change %	2006	2005	Change %
Mobile revenue (A$m)	51	78	(34.6)	15	22	(31.8)

Call minutes (m)	75	96	(21.9)	24	28	(14.3)

Connections at period end (000s)
Postpaid - Bundled	96	48	100.0
Postpaid- Stand Alone	60	81	(25.9)

Postpaid - Total	156	129	20.9

Prepaid	—	33	(100.0)

Total	156	162	(3.7)

ARPU (A$ per month)	36.3	53.5	(32.1)	32.1	45.3	(29.1)

Mobile revenue declined by $27 million (34.6%) in the nine months ended 31 March 2006 and $7 million (31.8%) in Q3 2005-06 compared to the corresponding periods in the prior year. Of the $27 million decrease in the nine months ended 31 March 2006, $8 million was due to a shift away from handset sales, while the remainder of the decrease was the result of lower stand-alone customer numbers.

While total postpaid mobile connections increased by 20.9% year on year, the mix between bundled and stand-alone connections changed markedly. The percentage of bundled connections increased from 37% at 31 March 2005 to 62% at 31 March 2006. ARPU for bundled customers is lower than stand-alone customers due to lower usage, however bundled customers have historically shown lower churn.

The decrease in the number of prepaid mobile connections is a result of the sale of the prepaid customer base to Commiditel at the end of Q2 2005-06.

Data Revenue

Data revenue is predominantly Foxtel subscriptions (4,000 subscribers) and was stable for the nine months ended 31 March 2006 and Q3 2005-06 compared to the prior corresponding periods.

Broadband and Internet Revenue

Broadband and internet revenue increased $14 million (140.0%) in the nine months ended 31 March 2006 and $7 million (233.3%) for Q3 2005-06 compared to the prior corresponding periods. This increase was the result of growth in dial-up and broadband customers, partly offset by price decreases driven by competitive activity in the sector. Customer numbers across these products have grown at a steady rate from 76,000 dial-up and 21,000 broadband customers at 31 March 2005 to 93,000 dial-up and 81,000 broadband customers at 31 March 2006 (a year on year increase of 22.4% in dial-up and 285.7% in broadband).

AUSTRALIAN CONSUMER

Operating Expenses

Labour

Operating Expenses

	Nine months ended 31 March			Quarter ended 31 March
	2006	2005	Change %	2006	2005	Change %
Labour (A$m)	12	8	50.0	4	3	33.3

Personnel numbers
Total staff at 31 December	155	81	91.4

The labour expense increased by $4 million (50.0%) in the nine months ended 31 March 2006 and $1 million (33.3%) in Q3 2005-06 respectively compared to the prior corresponding periods. The increase was primarily due to the recruitment of additional customer care and sales resources in the telesales centre.

Intercarrier costs

Intercarrier costs decreased by $21 million (7.7%) in the nine months ended 31 March 2006 and $3 million (3.4%) in Q3 2005-06 respectively compared to the prior corresponding periods. Lower intercarrier costs in the first half of the year reflected lower calling volumes as well as rebates from previous wholesale agreements with Telstra. In Q3 2005-06, lower intercarrier costs from lower calling volumes were partially offset by a temporary loss of local call discounts. These will be reinstated in Q4 2005-06. Refer to the discussion of uncertainties impacting intercarrier costs as a result of disputes with suppliers in the introduction to the Australian Operations section.

Other operating expenses

Other operating expenses

	Nine months ended 31 March			Quarter ended 31 March
	2006	2005	Change %	2006	2005	Change %
Dealer commissions	18	20	(10.0)	6	6	—
Advertising, promotions and communications	23	12	91.7	9	4	125.0
Bad debts	6	14	(57.1)	2	4	(50.0)
Other sales costs	5	14	(64.3)	2	3	(33.3)
Other operating expenses	8	3	166.7	4	(1)	NM

	60	63	(4.8)	23	16	43.8

Other operating expenses decreased by $3 million (4.8%) for the nine months ended 31 March 2006 but increased by $7 million (43.8%) for Q3 2005-06 respectively compared to the prior corresponding periods. This was primarily due to the reduction in other sales costs. Other sales costs represents non carrier-related cost of sales and includes mobile handsets. Other sales costs decreased $9 million (64.3%) for the nine months ended 31 March 2006 and $1 million (33.3%) for Q3 2005-06 respectively compared to the prior corresponding periods. Bad debt expense decreased in the nine months ended 31 March 2006 due to improved debtor management and collection performance. Advertising costs increased markedly in Q3 2005-06 to support the launch of new products.

AUSTRALIAN BUSINESS

AUSTRALIAN BUSINESS

The Australian Business unit includes the full range of telecommunications services (voice, data and IP) provided to AAPT’s business, corporate, government and wholesale customers. Also included are the IT and telecommunications services provided by Gen-i Australia to corporate customers.

Australian Business - Results of Operations

	Nine months ended 31 March			Quarter ended 31 March
	2006	2005	Change	2006	2005	Change
	A$m	A$m	%	A$m	A$m	%
Operating revenues
Local service	22	27	(18.5)	7	8	(12.5)
Calling	151	157	(3.8)	49	49	—
Interconnection	28	29	(3.4)	8	8	—
Mobile	18	19	(5.3)	7	6	16.7
Data	112	130	(13.8)	34	43	(20.9)
Broadband and internet	50	51	(2.0)	17	16	6.3
Resale	35	24	45.8	14	8	75.0
Other operating revenue	44	54	(18.5)	14	16	(12.5)
Internal revenue	14	12	16.7	6	3	100.0

	474	503	(5.8)	156	157	(0.6)
Operating expenses
Labour	48	38	26.3	15	13	15.4
Intercarrier costs	216	229	(5.7)	73	70	4.3
Other operating expenses	44	41	7.3	16	16	—
Internal expenses	44	40	10.0	16	11	45.5

	352	348	1.1	120	110	9.1

Business Unit Contribution	122	155	(21.3)	36	47	(23.4)

Overview of Results

Revenue declined by $29 million (5.8%) for the nine months ended 31 March and $1 million (0.6%) for Q3 2005-06 compared to the corresponding periods in the prior year. Year on year, volumes have remained relatively stable or have grown across most targeted lines, however prices have fallen considerably across all voice, interconnect and internet products. In Q3 2005-06, calling volumes and revenue decreases in the retail market were offset by increased volumes with lower prices in the wholesale business. Resale revenues grew in both retail and wholesale while the loss of a high volume, low margin data contract, and the conclusion of the VicOne and Customs Tradegate contracts negatively impacted data revenues.

Business unit contribution decreased by $33 million (21.3%) for the nine months ended 31 March 2006 and $11 million (23.4%) for Q3 2005-06 compared to the corresponding periods in the prior year. This decrease was driven by lower prices and lower operating margins.

AUSTRALIAN BUSINESS

Local Service Revenue

Local service revenue decreased by $5 million (18.5%) for the nine months ended 31 March 2006 and $1 million (12.5%) for Q3 2005-06 compared to the corresponding periods in the prior year. This was due to volume decreases in both the retail and wholesale businesses.

Calling Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2006	2005	Change %	2006	2005	Change %
National calls
Revenue (A$m)	43	54	(20.4)	13	16	(18.8)
Call minutes (m)	862	950	(9.3)	317	297	6.8
Average price (A$ cents)	5.0	5.7	(12.3)	4.9	5.4	(9.3)

Calls to mobile networks
Revenue (A$m)	61	61	—	19	19	—
Call minutes (m)	333	277	20.2	127	91	39.4
Average price (A$ cents)	18.3	22.0	(16.8)	15.0	20.9	(28.2)

International calling revenue
Revenue (A$m)	47	42	11.9	17	14	21.4
Call minutes (m)	574	454	26.4	200	174	15.2
Average price (A$ cents)	8.2	9.3	(11.8)	8.5	8.1	4.9

Total calling revenue (A$m)	151	157	(3.8)	49	49	—

Revenue from national calls decreased by $11 million (20.4%) for the nine months ended 31 March 2006 and $3 million (18.8%) for Q3 2005-06 compared to the corresponding periods in the prior year. National volumes decreased 9.3% for the nine months ended 31 March 2006 and 10.7% for Q3 2005-06 due to the loss of a high volume, low margin corporate customer and general declines in other retail and corporate customer volumes.

Revenue from calls to mobile networks was stable for both the nine months ended 31 March 2006 and for Q3 2005-06 compared to the corresponding periods in the prior year. Wholesale volume growth was offset in part by a decline in retail volume and lower prices, although this has stabilised in Q3 2005-06.

Revenue from international calls increased by $5 million (11.9%) for the nine months ended 31 March 2006 and $3 million (21.4%) for Q3 2005-06 compared to the corresponding periods in the prior year. This was due to a significant increase in call minutes of 26.4% for the nine months ended 31 March 2006, and 15.2% for Q3 2005-06 offset in part for the nine months by lower average prices.

Interconnection Revenue

Interconnection revenue was down by $1 million (3.4%) for the nine months ended 31 March 2006 but was steady for Q3 2005-06 compared to the corresponding periods in the prior year.

AUSTRALIAN BUSINESS

Data Revenue

Data revenue decreased by $18 million (13.8%) for the nine months ended 31 March 2006 and $9 million (20.9%) for Q3 2005-06 compared to the corresponding periods in the prior year. This was due to the loss of one large volume, low margin corporate customer, the churn of the VicOne business, the loss of the Custom’s Tradegate contract and price erosion on the negotiation of new contracts.

Broadband and Internet Revenue

Broadband and internet revenue decreased by $1 million (2.0%) for the nine months ended 31 March 2006 but increased $1 million (6.3%) for Q3 2005-06 compared to the corresponding periods in the prior year. IP revenue has remained relatively stable as volume declines in the retail business were offset by growth in the wholesale business, despite a continuation of aggressive pricing in the market.

Resale Revenue

Resale revenue increased by $11 million (45.8%) for the nine months ended 31 March 2006 and $6 million (75.0%) for Q3 2005-06 compared to the corresponding periods in the prior year. Growth occurred in both the retail and wholesale businesses.

Other Operating Revenue

Other operating revenue decreased by $10 million (18.5%) for the nine months ended 31 March 2006 and $2 million (12.5%) for Q3 2005-06 compared to the corresponding periods in the prior year, due to lower project revenue and equipment sales. The lower project revenue reflects the deferral of project spend by enterprise customers of Gen-i Australia.

Operating Expenses

Labour

	Nine months ended 31 March			Quarter ended 31 March
	2006	2005	Change %	2006	2005	Change %
Labour (A$m)	48	38	26.3	15	13	15.4

Personnel numbers
Total staff at 31 December	503	330	52.4

Labour costs increased by $10 million (26.3%) for the nine months ended 31 March 2006 and $2 million (15.4%) for Q3 2005-06 compared to the corresponding periods in the prior year, reflecting higher personnel numbers. Total staff numbers increased by 173 (52.4%) between 31 March 2005 and 31 March 2006. The largest contributors to this increase were strategic initiatives announced to reposition the business as part of which the existing telesales centres were expanded and new outbound telesales centres established in Brisbane from February 2005 and Melbourne from May 2005. These positions have been used to target small to medium enterprise and mass-market segments.

Personnel numbers were also increased by the restructuring of business units in October 2005 which resulted in the movement of 40 Gen-i personnel from NZ Operations to Australian Operations and the movement of 69 personnel from Support to Business.

AUSTRALIAN BUSINESS

Intercarrier Costs

Intercarrier costs decreased by $13 million (5.7%) for the nine months ended 31 March 2006 but increased by $3 million (4.3%) for Q3 2005-06 compared to the corresponding periods in the prior year. Lower intercarrier costs in the first half of the year included rebates from previous wholesale agreements with Telstra. Higher intercarrier costs in Q3 2005-06 reflect higher call volumes, the temporary loss of local call discounts and the payment of local call override penalties. Refer to the discussion of uncertainties impacting intercarrier costs as a result of disputes with suppliers in the introduction to the Australian Operations section.

Other operating expenses

	Nine months ended 31 March			Quarter ended 31 March
	2006	2005	Change %	2006	2005	Change %
Direct costs	10	15	(33.3)	2	3	(33.3)
Advertising, promotions and communications	7	5	40.0	2	2	—
Accomodation and travel	2	1	100.0	1	—	NM
Bad debts	2	4	(50.0)	1	1	—
Other sales costs	10	5	100.0	3	1	200.0
Other operating expenses	13	11	18.2	7	9	(22.2)

	44	41	7.3	16	16	—

Direct costs are driven in part by project revenue and decreased by $5 million (33.3%) for the nine months ended 31 March 2006 and $1 million (33.3%) for Q3 2005-06 compared to the corresponding periods in the prior year, due to lower project activity in Gen-i Australia. Bad debt expense decreased by $2 million (50.0%) for the nine months ended 31 March 2006 due to improved credit assessment and collection processes. Advertising costs increased by $2 million (40.0%) for the nine months ended 31 March 2006 but were stable for Q3 2005-06 due to increased business marketing activities in the first half of 2005-06.

SUPPORT FUNCTIONS

SUPPORT FUNCTIONS

Certain support business groups within Australian Operations provide services to both the Consumer and Business units. An analysis of support function costs is provided in the table below.

	Nine months ended 31 March			Quarter ended 31 March
	2006	2005	Change %	2006	2005	Change %
Labour (A$m)	82	83	(1.2)	24	26	(7.7)
Other operating expenses (A$m)	72	68	5.9	22	17	29.4
Internal expenses (A$m)	2	2	—	1	5	(80.0)

Business Unit Contribution (A$m)	(156)	(153)	2.0	(47)	(48)	(2.1)

Personnel numbers
Total staff at 31 March	1,424	1,498	(4.9)

Labour

Labour costs decreased by $1 million (1.2%) for the nine months ended 31 March 2006 and $2 million (7.7%) for Q3 2005-06 compared to the corresponding periods in the prior year. The decrease reflects lower contractor costs and lower average staff numbers.

Both personnel numbers and labour costs take into account the impact of the restructuring of business units in October 2005 which resulted in the movement of 69 personnel from Support to Business.

Other operating expenses

Total other operating expenses increased by $4 million (5.9%) for the nine months ended 31 March 2006 and $5 million (29.4%) for Q3 2005-06 compared to the corresponding periods in the prior year.

AUSTRALIAN OPERATIONS

Depreciation and amortisation

	Nine months ended 31 March			Quarter ended 31 March
	2006	2005	Change %	2006	2005	Change %
Depreciation	80	88	(9.1)	22	29	(24.1)
Amortisation	33	20	65.0	14	6	133.3

	113	108	4.6	36	35	2.9

Depreciation and amortisation in total increased by $5 million (4.6%) for the nine months ended 31 March 2006 and by $1 million (2.9%) for Q3 2005-06 compared to the corresponding periods in the prior year. The increase in amortisation of $13 million (65.0%) for the nine months ended 31 March 2006 and $8 million (133.3%) for Q3 2005-06 is due to increased capital expenditure on software assets.

CORPORATE AND OTHER

CORPORATE AND OTHER

The principal components of Corporate and Other are corporate and support costs. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

	Nine months ended 31 March			Quarter ended 31 March
	2006	2005	Change %	2006	2005	Change %
Revenue
Other operating revenue ($m)	9	7	28.6	6	5	20.0
Internal revenue ($m)	3	1	200.0	1	1	—

	12	8	50.0	7	6	16.7
Operating expenses
Labour ($m)	43	34	26.5	14	11	27.3
Computer costs ($m)	4	7	(42.9)	1	3	(66.7)
Advertising ($m)	10	2	NM	4	—	NM
Other operating costs ($m)	31	29	6.9	12	12	—
Internal expenses ($m)	1	—	NM	—	—	—

	89	72	23.6	31	26	19.2
Amortisation
Depreciation ($m)	—	1	(100.0)	—	1	(100.0)
Amortisation of intangibles ($m)	8	7	14.3	2	1	100.0

	8	8	—	2	2	—
Personnel numbers
Total staff at 31 March	360	254	41.7

NM = Not a Meaningful Comparison

Corporate operating expenses increased by $17 million (23.6%) for the nine months ended 31 March 2006 and $5 million (19.2%) for Q3 2005-06. A review was undertaken in the first half of 2005 that led to the centralisation of a number of activities, notably legal, human resources and corporate sponsorship. Labour expense increased, partly as a result of increased staff numbers in the legal group to allow more legal work to be performed in-house, generating savings across the organisation. The increase in advertising expense was largely a function of the centralisation of group sponsorship and other marketing costs.

CAPITAL EXPENDITURE

	Nine months ended 31 March			Quarter ended 31 March
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Wired
Growth	153	147	4.1	47	45	4.4
Upgrades and replacements	93	80	16.3	32	36	(11.1)
New Investment
Product development	11	7	57.1	4	2	100.0
New network capability	49	25	96.0	16	9	77.8
New IS capability	28	38	(26.3)	10	8	25.0

Total New Investment	88	70	25.7	30	19	57.9
Total Wired	334	297	12.5	109	100	9.0
Wireless	68	69	(1.4)	17	16	6.3
International	8	33	(75.8)	3	27	(88.9)
Australian Operations	89	80	11.3	27	27	—
Corporate and Other	21	19	10.5	10	11	(9.1)

	520	498	4.4	166	181	(8.3)

Total capital expenditure of $520 million for the nine months ending 31 March 2006 increased by $22 million (4.4%) compared to the nine months ending 31 March 2005 with increased expenditure in all business areas except Wireless and International.

Wired growth capital expenditure for the nine months ending 31 March 2006 of $153 million increased by $6 million (4.1%) over the nine months ending 31 March 2005. This increase is driven largely by growth in demand for data services in both the business and consumer markets. Growth covers those capital costs directly associated with meeting demand for, and extending coverage of, existing products and services. This includes cabling new subdivisions and increasing capacity in existing areas, increasing capacity in exchanges for both voice and data products and increasing capacity on links between exchanges.

Wired upgrades and replacements investment for the nine months ending 31 March 2006 of $93 million increased by $13 million (16.3%) over the nine months ending 31 March 2005. The increase is driven largely by planned increased activity including network and IT systems renewal and improving network resilience. Upgrades and replacements include capital expenditure not directly associated with meeting growth or development of new capabilities. Upgrades and replacements includes changes to network cables required for other utilities, meeting interconnect and regulatory requirements, upgrading street cables, providing seismic security and fire protection systems, upgrading power plant and air-conditioning systems, provision of business infrastructure such as office equipment, motor vehicles, mobile phones for staff use and Telecom’s own internal voice and data networks. Capital costs incurred by Telecom in acquiring and refreshing client networks included in managed ICT solutions are also included in this category.

Wired investment in new capabilities for the nine months ending 31 March 2006 of $88 million increased by $18 million (25.7%) over the nine months ending 31 March 2005. This increase is primarily due to development of new voice and data capabilities offset by reduced investment in foundation IT systems such as the now operational new billing platform. New investment involves the development of new products and the deployment of new capabilities into the network (such as Voice over IP capability) or IS systems (such as a new billing capability).

Wireless investment for the nine months ending 31 March 2006 of $68 million decreased by $1 million (1.4%) over the nine months ending 31 March 2005. The similar levels reflect the EV-DO 3G mobile network coverage expansion into the provisional centres following the initial build together with growth in the underlying data services.

International investment for the nine months ending 31 March 2006 of $8 million reduced by $25 million (75.8%) over the nine months ending 31 March 2005.

Australian Operations investment of $89 million increased by $9 million (11.3%) compared to the prior corresponding period. The increase was driven by the extensive redevelopment of business support and operating support systems.

For the year ended 30 June 2006, Telecom currently expects total capital expenditure of approximately $750 million. Of the $750 million, approximately $480 million relates to Wired, $95 million to Wireless, $20 million to International, $115 million to Australian Operations and $40 million to Corporate and Other.

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Telecommunications Stock-take

In February 2006 the Government announced that it was to undertake a stock-take of the telecommunications regulatory environment. The Minister for Telecommunications met with industry participants and key stakeholders to seek views. The stock-take had no public terms of reference and there was no indication of the specific measures the Government was contemplating.

In May the Government outlined the actions that it is proposing to undertake in a bill that it proposes to introduce by mid-year. In summary, the proposed actions are:

•	requiring the unbundling of the local loop and sub-loop copper-wire lines between telephone exchanges and homes and businesses including co-location and backhaul services;

•	regulatory action such as information disclosure, accounting separation of Telecom’s business operations and an enhanced Commerce Commission monitoring role;

•	removing constraints on the existing regulated Unbundled Bitstream Service, including naked DSL;

•	encouraging investment in alternative infrastructure such as fibre, wireless and satellite networks by measures including a review of public sector investment in telecommunications infrastructure to encourage a whole-of-government approach;

•	reviewing whether Telecom’s ability to reduce local prices solely in response to new competing infrastructure investment should be constrained; and

•	developing a rural package and expansion of the Digital Strategy Broadband Challenge fund.

A number of reviews are proposed by government of other issues, including:

•	a report back by June 2006 on details of further information disclosure requirements;

•	a report back by June 2006 on a proposed work programme to review the TSO requirements;

•	a report back by December 2007 at the latest on whether operational or structural separation should be implemented;

•	preparation of a budget bid for the 2007-08 year for Government funding of remote and rural broadband infrastructure; and

•	reviewing Telecom’s ability to reduce local call prices solely in response to new competing infrastructure investment.

The Government’s Telecommunications Amendment Bill is expected to be drafted by mid 2006. It will then proceed through the normal House and Select Committee process. This process is expected to be completed by the end of 2006.

Review of the Telecommunications Act 2001

The Minister of Communications announced in October 2004 that the Government was to undertake a review of the Telecommunications Act 2001. A discussion document was released by the Ministry of Economic Development in November 2004.

The primary purpose of the review was stated to be fine-tuning and, where necessary, clarification of processes under the Act.

The following have been identified as areas where improvements can be made:

•	speed of resolution of key terms and conditions for supply of regulated services, including monitoring and enforcement issues;

•	certainty and speed of processes for adding or altering regulated services;

•	clarifying aspects of the TSO process; and

•	addressing a number of other implementation issues such as clarifying definitions, interpretations and information disclosure requirements that support World Trade Organisation commitments.

These changes are expected to be included in the Government’s Telecommunications Bill to enact its stock-take changes.

Mobile Termination Rates

The Commerce Commission has undertaken an investigation under the Telecommunications Act 2001 into whether termination rates for fixed line calls to mobile phones should be regulated.

The Commerce Commission commenced the investigation in May 2004 after considering complaints that a potential lack of competition in the wholesale market for terminating mobile calls may be resulting in unreasonably high charges for fixed-to-mobile calls.

The Commerce Commission presented its final recommendation to the Minister in June 2005. It recommended regulating the mobile termination price for voice calls on existing mobile networks, while excluding 3G from regulation. The Commerce Commission, however, considered that Telecom’s CDMA 1XRTT and EV-DO networks were not 3G voice networks and were therefore captured by the proposed regulation.

In June 2005 Telecom applied to the High Court for judicial review of the Commerce Commission’s final report.

In August 2005, the Minister announced that he was requiring the Commerce Commission to reconsider its recommendation. On 1 May 2006 the Commission’s final report was released. This recommends that the government regulate mobile termination rates for fixed to mobile calls at Total Service Long Run Incremental Cost (“TSLRIC”). This would cover all call types including 3G. The Minister must now decide to accept, reject or return the report. Submissions to the Minister close on 22 May 2006.

Unbundled Bitstream Service (“UBS”)

In October 2004 Telecom released, as a result of the local loop unbundling investigation, the first UBS product. In March 2005 Telecom launched additional 1 Mbps and 2 Mbps residential UBS services, with high-speed business services launched in June 2005.

In December 2004 TelstraClear applied to the Commerce Commission for a determination on UBS. The Commerce Commission issued a final determination in December 2005 in which it required Telecom to provide TelstraClear with bitstream access with a downstream speed set at the technical maximum of Telecom’s equipment, even though this could adversely effect the service availability to some end users.

Telecom and TelstraClear subsequently reached a commercial agreement whereby Telecom provides TelstraClear with two UBS products. As a result of this agreement, TelstraClear is not going to enforce the Commerce Commission Determination for the period of the contract.

However, in March 2006 ihug and Callplus applied to the Commerce Commission for access to an unconstrained UBS on the terms and conditions set out in the TelstraClear determination. Telecom has submitted a response to these applications. A draft determination is expected from the Commerce Commission in the next two months.

Review of Designated and Specified Services

Under section 65(1)(a) of the Act, all designated and specified services listed in Schedule 1 of the Act expire 5 years from the day on which they came into force, unless the Commerce Commission determines, following an investigation, to extend the period of operation of the service. In December 2006, the thirteen designated and specified services originally included in Schedule 1 of the Act are due to expire. Those services are:

•	interconnection with Telecom’s fixed PSTN;

•	interconnection with a fixed PSTN other than Telecom’s;

•	retail services offered by means of Telecom’s fixed telecommunications network (“FTN”);

•	residential local access and calling service offered by means of Telecom’s FTN;

•	bundle of retail services offered by means of Telecom’s FTN;

•	retail services offered as part of a bundle by means of Telecom’s FTN;

•	local telephone number portability service;

•	cellular telephone number portability service;

•	national toll-free telephone number portability service;

•	Telecom’s fixed PSTN to mobile carrier pre-selection service;

•	co-location of equipment for fixed telecommunications services at sites used by Broadcast Communications Limited;

•	national roaming service; and

•	co-location on cellular mobile transmission sites.

The Commerce Commission has indicated that it will review all of the above services except the following three services: (i) national toll-free telephone number portability service, (ii) Telecom’s fixed PSTN to mobile carrier pre-selection service, and (iii) co-location of equipment for fixed telecommunications services at sites used by Broadcast Communications Limited. It will undertake its reviews of the remaining services grouping similar services together into four groupings. It expects to issue one draft report covering all 10 services in late May 2006. An omnibus Bill was introduced into the House recommending (among other things) an automatic extension of services for a further two years. The first reading is in May 2006. Until the Bill is passed into legislation the Commission’s review will continue.

Legal Proceedings Issued

In October 2004 Telecom issued proceedings in the High Court asking for the meaning of some provisions of the Telecommunications Act to be clarified, in order to guide future determinations by the Commerce Commission, and also to clarify whether the Commerce Commission could backdate a final pricing review determination.

In April 2005 the High Court issued its judgment on the pricing review determination. The Court declined to make the declarations relating to the pricing review applied for by Telecom. Telecom appealed and a hearing in the Court of Appeal took place in February 2006. Judgment is still awaited.

Commerce Act Investigations

In December 2004 the Commerce Commission advised Telecom that it had begun a formal investigation under section 36 of the Commerce Act to determine whether Telecom’s broadband pricing and behaviour was anti-competitive. If the Commerce Commission determines that Telecom has been acting anti-competitively it could issue proceedings seeking a declaration as to Telecom’s anti-competitive behaviour, a pecuniary penalty, an injunction restraining Telecom from engaging further in the conduct, and costs. It is unclear when the Commerce Commission’s investigation will be completed. Litigation cannot be ruled out.

The Commerce Commission is still investigating Telecom’s acquisition of spectrum from Counties Power.

Commerce Act Litigation

In July 2000 the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission seeks a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. The hearing is scheduled to commence in April 2007.

In March 2004 the Commerce Commission issued proceedings against Telecom in relation to “Streamline” pricing (retail) and “Carrier Data Pricing” (wholesale) for high speed data transmission. This pricing was introduced in 2000. The Commerce Commission has alleged a breach of section 36 of the Commerce Act. The parties are still undertaking discovery. The hearing is set to commence in August 2007.

Vodafone Fixed PSTN Interconnection Application

In January 2006 Vodafone applied to the Commerce Commission for interconnection with Telecom’s fixed PSTN, which is a regulated service under the Act. Vodafone has requested a number of additional conditions be imposed by the Commerce Commission, including limits on Telecom’s ability to set retail charges for calls to Vodafone local numbers.

Telecom has submitted on Vodafone’s application and raised a number of questions seeking clarification of exactly what service Vodafone is seeking to interconnect with Telecom under the application.

OTHER MATTERS

Southern Cross

Telecom currently holds a 50% equity interest in Southern Cross Cable Network (“SCCN”). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of SingTel Optus (39.99%) and MCI (10.01%).

Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 31 March 2006, Telecom held Southern Cross capacity with a book value of approximately $323 million.

Telecom has provided debt funding to Southern Cross of US$60 million by way of shareholder advances. These advances are currently recorded as long-term receivables from SCCN at a book value of $98 million (including accrued interest). The balance (US$7 million) of the accrued support fees relating to Telecom’s contingent credit support of the now repaid SCCN senior bank facility, together with US$5 million of accrued interest on the SCCN receivables, were paid by SCCN to Telecom in early April 2006.

As at 31 March 2006, SCCN was capitalised via US$30 million of shareholders’ equity and had US$120 million of shareholder advances. SCCN also held cash reserves of approximately US$8 million. SCCN expects to collect up to US$112 million from scheduled receipts against previously committed capacity sales.

Ferrit

The first phase of the Ferrit business was successfully launched into the market in the current financial year. This business is still in start up phase and investment has been required to build capability and create a brand presence in the market. For the nine months ended 31 March 2006, this had contributed approximately $7 million to expenses, with full year costs expected to be in the range of $10 million to $12 million. While the business is expected to start generating revenue in the 2006-07 financial year, the further investment in marketing and capability required to achieve the targeted market position for Ferrit are expected to result in an EBITDA result similar to the current financial year.

International Financial Reporting Standards (“IFRS”)

Telecom adopted NZ IFRS from 1 July 2005, which resulted in changes to some of its accounting policies. As prescribed by these new standards, the 2004-05 financial results were restated in accordance with these new policies. A detailed reconciliation between the reported and restated 2004-05 results is included in the condensed financial statements for the nine months ended 31 March 2006. As detailed in Telecom’s 2005 Annual Report, the main areas that impacted Telecom’s accounting policies are:

Financial instruments

All derivative financial instruments are now measured at their fair value and were brought on to the Balance Sheet. Telecom has reviewed its use of derivatives to ensure they match the terms of the debt that they hedge. This should enable all movements in fair value to be recognised in a hedge reserve rather than through the Income Statement. This should minimise the impact on earnings although some potential for ongoing volatility in earnings is inevitable.

Goodwill amortisation

Goodwill amortisation was reversed for the year ending 30 June 2005 and no further amortisation will occur. Instead a periodic review of the carrying value is undertaken to determine if a write down is required. Goodwill relating to the purchase of AAPT, which formed the majority of the Telecom Group’s goodwill balance, was written down in the previous quarter following such a review.

Deferred taxation

The “balance sheet” approach to measuring deferred taxation resulted in a change in the deferred tax liability and a revised presentation in the Balance Sheet. The ongoing movement in this liability is unlikely to be significantly different to the movement under NZ GAAP and as such, should not impact earnings significantly.

Fair value of share options

Telecom changed the way it measured the fair value of share-based remuneration payments to comply with the recommended method of both the International and US standard setters. This resulted in a small increase in labour costs, as options that were not previously expensed were recognised, but will have little impact on an ongoing basis.

Revenue recognition

The presentation of certain lines of revenue changed, both to accommodate guidance in IFRS and also to reflect changes in the way Telecom does business. Some miscellaneous revenue items that were previously reported gross are netted against expenses under IFRS and likewise, some that were previously reported net are now reported gross. This does not have a significant impact on earnings on an ongoing basis.

Government grants

Government grants to fund the purchase of an asset are no longer recognised as income. Instead any grants received are netted off against the cost of the assets they were granted to purchase. This leads to a lower fixed asset value and a lower depreciation charge.

Presentational differences

There are certain presentational changes, including reclassification of assets and the Income Statement headings. These changes do not impact the reported net earnings.

Further details

Further details are presented in both the Annual Report for the year ended 30 June 2005 and the condensed financial statements for the nine months ended 31 March 2006.

GLOSSARY

ADSL2+ – ADSL (Asymmetric Digital Subscriber Line) is technology for delivering a high bit rate link to customers over ordinary copper wire. ADSL2+ is an evolution of ADSL delivering very high data speeds up to theoretical maximum of 24 megabits per second.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Digital Data Service - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

EVDO (Evolution Data Optimised) - A 3G mobile technology that delivers maximum theoretical data speeds of 2.4 Mbit/s, with speeds typically averaging 500 kbits/s in practice.

Frame relay - Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks.

IP (Internet Protocol) - A principal communications protocol used in the internet.

IP Net - Telecom’s network that removes internet traffic from the PSTN network at an exchange and sends it to its destination (usually an Internet Service Provider) via an internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access) - The radio spectrum sharing technique on which Telecom’s older 025 networks are based.

TSO - The TSO (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

UBS (Unbundled Bitstream Service) – A partial circuit service developed by Telecom to meet the needs of service providers who wish to extend the geographic reach of their existing network.

UPC (Unbundled Partial Circuit) – A high-speed IP access service which allows access seekers to bundle and deliver internet-grade services to their markets.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

1XRTT (One Times Radio Transmission Technology) - A CDMA standard offering significantly faster data transfer rates than conventional digital cellular technology.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s or greater (and includes 1xRTT or CDMA-2000).

APPENDICES

OVERVIEW OF GROUP RESULTS

	Nine months ended 31 March				Variation 2006:2005
(in NZ$ millions, except percentages)	2006	%	2005	%	$	%
Operating revenues
Local services	808	18.5	828	19.3	(20)	(2.4)
Calling
National	686	15.7	742	17.3	(56)	(7.5)
International	322	7.4	311	7.3	11	NM
Other	37	0.8	34	0.8	3	NM

	1,045	24.0	1,087	25.4	(42)	(3.9)
Interconnection	157	3.6	152	3.5	5	3.3
Mobile	647	14.8	625	14.6	22	3.5
Data	452	10.4	449	10.5	3	0.7
Broadband and internet	333	7.6	274	6.4	59	21.5
IT services	249	5.7	208	4.9	41	19.7
Other operating revenues
Resale	257	5.9	252	5.9	5	2.0
Directories	203	4.7	188	4.4	15	NM
Equipment	42	1.0	51	1.2	(9)	NM
Miscellaneous other	108	2.5	99	2.3	9	NM
Dividend from investments	—	—	6	0.1	(6)	NM

	610	14.0	596	13.9	14	2.3

Total operating revenues	4,301	98.6	4,219	98.4	82	1.9
Abnormal revenue	60	1.4	68	1.6	(8)	NM

Total revenue	4,361	100.0	4,287	100.0	74	1.7

Operating expenses
Labour	591	13.6	547	12.8	44	8.0
Intercarrier costs	746	17.1	746	17.4	—	—
Other operating expenses	1,311	30.1	1,239	28.9	72	5.8

Total operating expenses	2,648	60.7	2,532	59.1	116	4.6
Abnormal expenses	931	NM	31	NM	900	NM

Total expenses	3,579	82.1	2,563	59.8	1,016	39.6

EBITDA*	782	17.9	1,724	40.2	(942)	NM
Depreciation and amortisation	523	12.0	516	12.0	7	1.4

Earnings from operations	259	5.9	1,208	28.2	(949)	(78.6)
Net interest expense	(191)	(4.4)	(221)	(5.2)	30	(13.6)

Earnings before income tax	68	1.6	987	23.0	(919)	(93.1)
Income tax expense	(309)	(7.1)	(299)	(7.0)	(10)	3.3

Net (Loss)/earnings after income tax	(241)	(5.5)	688	16.0	(929)	(135.0)
Minority interest in profits of subsidiaries	(3)	(0.1)	(2)	(0.0)	(1)	50.0

Net (Loss)/earnings	(244)	NM	686	NM	(930)	NM

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

GROUP CASH FLOW

	Nine months ended 31 March			Quarter ended 31 March
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Cash was provided from/(applied to):
Cash received from customers	4,260	4,075	4.5	1,402	1,276	9.9
Payments to suppliers and employees	(2,774)	(2,479)	11.9	(928)	(750)	23.7
Net interest paid	(162)	(193)	(16.1)	(26)	(36)	(27.8)
Tax refund/(paid)	(153)	(196)	(21.9)	(74)	(95)	(22.1)
Other operating cash flows	—	6	(100.0)	—	5	(100.0)

Net operating cash flows	1,171	1,213	(3.5)	374	400	(6.5)
Net purchase of fixed assets	(542)	(505)	7.3	(170)	(164)	3.7
Net sale/(purchase) of short-term investments	(75)	(131)	(42.7)	(66)	(8)	NM
Purchase of subsidiaries	—	(84)	(100.0)	—	—	—
Net sale/(purchase) of long-term investments	257	20	NM	—	22	(100.0)

Net investing cash flows	(360)	(700)	(48.6)	(236)	(150)	57.3
Repayment of debt	111	(54)	(305.6)	139	(75)	(285.3)
Dividends paid	(889)	(560)	58.8	(289)	(185)	56.2
Contributed capital	(79)	26	(403.8)	(30)	10	(400.0)

Net financing cash flows	(857)	(588)	45.7	(180)	(250)	(28.0)
Net cash flow	(46)	(75)	(38.7)	(42)	—	NM

NM = Not a Meaningful Comparison

SUPPLEMENTARY SEGMENTAL INFORMATION

NZ Operations

The following supplementary segmental table summarises the performances of the Wired, Wireless, IT Services and International segments comprising New Zealand Operations. As these segments are fully integrated within New Zealand Operations this does not attempt to present the Wired, Wireless, IT Services and International businesses as stand-alone entities.

	Nine months ended 31 March 2006
	Wired $m	Wireless $m	IT Services $m	International $m	Eliminations $m	NZ Operations $m
External revenue	2,233	642	268	189	—	3,332
Internal Revenue	16	—	12	159	(133)	54

	2,249	642	280	348	(133)	3,386
External expenses
Labour	(256)	(33)	(86)	(19)	—	(394)
Intercarrier costs	(84)	(88)	—	(206)	—	(378)
Other operating expenses	(439)	(314)	(158)	(22)	—	(933)
Depreciation	(231)	(45)	(6)	(24)	—	(306)
Amortisation	(49)	(10)	—	(26)	—	(85)
Internal expenses	(118)	(1)	(11)	(18)	133	(15)

	(1,177)	(491)	(261)	(315)	133	(2,111)
Earnings from operations	1,072	151	19	33	—	1,275

	Nine months ended 31 March 2005
	Wired $m	Wireless $m	IT Services $m	International $m	Eliminations $m	NZ Operations $m
External revenue	2,200	588	227	168	—	3,183
Internal Revenue	14	—	5	151	(119)	51

	2,214	588	232	319	(119)	3,234
External expenses
Labour	(240)	(26)	(88)	(19)	—	(373)
Intercarrier costs	(89)	(78)	—	(180)	—	(347)
Other operating expenses	(442)	(288)	(116)	(23)	—	(869)
Depreciation	(225)	(57)	(6)	(23)	—	(311)
Amortisation	(46)	(9)	(1)	(25)	—	(81)
Internal expenses	(106)	(1)	(10)	(18)	119	(16)

	(1,148)	(459)	(221)	(288)	119	(1,997)
Earnings from operations	1,066	129	11	31	—	1,237

	Quarter ended 31 March 2006
	Wired $m	Wireless $m	IT Services $m	International $m	Eliminations $m	NZ Operations $m
External revenue	763	216	79	62	—	1,120
Internal Revenue	5	—	3	56	(43)	21

	768	216	82	118	(43)	1,141
External expenses
Labour	(84)	(10)	(25)	(6)	—	(125)
Intercarrier costs	(28)	(31)	—	(72)	—	(131)
Other operating expenses	(145)	(90)	(45)	(8)	—	(288)
Depreciation	(81)	(16)	(2)	(9)	—	(108)
Amortisation	(16)	(3)	—	(8)	—	(27)
Internal expenses	(37)	(1)	(4)	(7)	43	(6)

	(391)	(151)	(76)	(110)	43	(685)
Earnings from operations	377	65	6	8	—	456

	Quarter ended 31 March 2005
	Wired $m	Wireless $m	IT Services $m	International $m	Eliminations $m	NZ Operations $m
External revenue	754	202	77	53	—	1,086
Internal revenue	5	—	1	51	(39)	18

	759	202	78	104	(39)	1,104
External expenses
Labour	(77)	(9)	(28)	(7)	—	(121)
Intercarrier costs	(29)	(27)	—	(60)	—	(116)
Other operating expenses	(151)	(97)	(34)	(8)	—	(290)
Depreciation	(76)	(14)	(2)	(7)	—	(99)
Amortisation	(17)	(1)	(1)	(8)	—	(27)
Internal expenses	(36)	1	(3)	(5)	39	(4)

	(386)	(147)	(68)	(95)	39	(657)
Earnings from operations	373	55	10	9	—	447

Wired

Wired earnings from operations increased by $6 million (0.6%) for the nine months ended 31 March 2006 and by $4 million (1.1%) for Q3 2005-06 compared with the corresponding periods in the prior year.

Wired external revenues increased by $33 million (1.5%) for the nine months ended 31 March 2006 and $9 million (1.2%) for Q3 2005-06 compared with the corresponding periods in the prior year, with growth in broadband and internet, directories and data partly offset by declining calling and local service revenues.

Total expenses increased by $29 million (2.5%) for the nine months ended 31 March 2006 and $5 million (1.3%) for Q3 2005-06 compared with the corresponding periods in the prior year, largely due to increased other sales costs associated with increased broadband connections, and increases in miscellaneous other operating costs.

Wireless

Wireless earnings from operations increased by $22 million (17.1%) for the nine months ended 31 March 2006 and $10 million (18.2%) for Q3 2005-06 compared with the corresponding periods in the prior year.

Wireless external revenues increased by $54 million (9.2%) for the nine months ended 31 March 2006 and $14 million (6.9%) for Q3 2005-06 compared with the corresponding periods in the prior year due to strong growth in data revenues through higher data volumes, and higher voice revenues resulting from a higher connection base.

Total expenses increased by $32 million (7.0%) for the nine months ended 31 March 2006 and $4 million (2.7%) for Q3 2005-06 compared with the corresponding periods in the prior year, largely due to higher other sales costs arising from higher connections, higher intercarrier costs associated with increased data volumes, and higher labour costs due to segmental transfers. These were partly offset by a lower depreciation cost due to the impairment taken on the TDMA network in prior years.

IT Services

IT Services earnings from operations increased by $8 million (72.7%) for the nine months ended 31 March 2006 and decreased by $4 million (40.0%) for Q3 2005-06 compared with the corresponding periods in the prior year.

IT Services external revenues increased by $41 million (18.1%) for the nine months ended 31 March 2006 and $2 million (2.6%) for Q3 2005-06 compared with the corresponding periods in the prior year. Included in the external revenue growth is revenue from Computerland (acquired effective from 1 September 2004) of $19 million. Excluding this Computerland revenue, IT Services external revenue grew $22 million (9.7%) for the nine months ended 31 March 2006 due to strong growth in the existing business.

Total expenses increased by $40 million (18.1%) for the nine months ended 31 March 2006 and $8 million (11.8%) for Q3 2005-06 compared with the corresponding periods in the prior year. Included in the expenses growth is costs from Computerland of $18 million. Excluding these Computerland expenses, IT Services expenses increased $22 million (10.0%) for the nine months ended 31 March 2006 due to growth in the existing business.

International

International earnings from operations increased by $2 million (6.5%) for the nine months ended 31 March 2006 and decreased by $1 million (11.1%) for Q3 2005-06 compared with the corresponding periods in the prior year.

International revenues increased by $29 million (9.1%) for the nine months ended 31 March 2006 and by $14 million (13.5%) for Q3 2005-06 compared with the corresponding periods in the prior year. The increased revenue is due to increased transit revenue as a result of strong volume growth.

Total expenses increased by $27 million (9.4%) for the nine months ended 31 March 2006 and by $15 million (15.8%) for Q3 2005-06 compared with the corresponding periods in the prior year. The increase is largely due to increased intercarrier costs arising from strong growth in international transit volumes (mirroring the increase in revenue noted above).

Australian Consumer Unit results in New Zealand dollars

	Nine months ended 31 March			Quarter ended 31 March
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %

Operating revenues
Calling	152	171	(11.1)	52	55	(5.5)
Mobile	56	85	(34.1)	18	24	(25.0)
Data	3	2	50.0	1	—	NM
Broadband and internet	26	13	100.0	11	5	120.0
Resale	218	226	(3.5)	72	77	(6.5)
Other operating revenue	4	1	300.0	1	—	NM

	459	498	(7.8)	155	161	(3.7)
Operating expenses
Labour	13	9	44.4	4	3	33.3
Intercarrier costs	274	296	(7.4)	87	95	(8.4)
Other operating expenses	66	71	(7.0)	33	22	50.0
Internal expenses	5	4	25.0	2	1	100.0

	358	380	(5.8)	126	121	4.1
Business Unit Contribution	101	118	(14.4)	29	40	(27.5)

NM	= Not a Meaningful Comparison

Australian Business Unit results in New Zealand dollars

	Nine months ended 31 March			Quarter ended 31 March
	2006 $m	2005 $m	Change %	2006 $m	2005 $m	Change %
Operating revenues
Local service	25	30	(16.7)	8	9	(11.1)
Calling	165	170	(2.9)	55	54	1.9
Mobile	20	21	(4.8)	7	7	—
Interconnection	31	31	—	9	9	—
Data	122	141	(13.5)	38	46	(17.4)
Broadband and internet	54	56	(3.6)	18	19	(5.3)
Resale	38	26	46.2	16	8	100.0
Other operating revenue	48	58	(17.2)	16	18	(11.1)
Internal revenue	14	14	—	5	4	25.0

	517	547	(5.5)	172	174	(1.1)
Operating expenses
Labour	53	41	29.3	16	12	33.3
Intercarrier costs	236	250	(5.6)	81	78	3.8
Other operating expenses	47	44	6.8	16	14	14.3
Internal expenses	48	43	11.6	19	15	26.7

	384	378	1.6	132	119	10.9
Business Unit Contribution	133	169	(21.3)	40	55	(27.3)

NM	= Not a Meaningful Comparison

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

PRELIMINARY NINE MONTH RESULT ANNOUNCEMENT

TELECOM CORPORATION OF NEW ZEALAND LIMITED

For the nine months ended 31 March 2006

(referred to in this report as the “nine months”)

Preliminary NINE months report on consolidated results (including the results for the previous corresponding NINE months) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates and is based on unaudited financial statements. If the report is based on audited financial statements, any qualification made by the auditor is to be attached.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

Note: The Group has adopted NZ Equivalents to International Financial Reporting Standards (NZIFRS) in the current period. Prior period comparatives have been restated on a consistent basis.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

	*Consolidated Statement Financial Performance
	Current NINE MONTHS $NZ’000	*Up/Down %	Previous corresponding NINE MONTHS $NZ’000
1 CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
1.1 OPERATING REVENUE
(a) Trading Revenue	4,301,000	1.9%	4,219,000
(b) Other Revenue	60,000	(11.8%)	68,000
(c) Total Operating Revenue	4,361,000	1.7%	4,287,000
1.2 OPERATING *SURPLUS BEFORE TAXATION	68,000	(93.1%)	987,000
(a) Less taxation on operating result	(309,000)	3.3%	(299,000)
1.3 OPERATING *SURPLUS AFTER TAX	(241,000)	(135.0%)	688,000
(a) Extraordinary Items after Tax [detail in Item 3]	—		—
(b) Unrealised net change in value of investment properties	—		—
1.4 NET *SURPLUS FOR THE PERIOD	(241,000)	(135.0%)	688,000
(a) Net *Surplus attributable to minority interests	(3,000)	50.0%	(2,000)
1.5 NET SURPLUS ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	(244,000)	(135.6%)	686,000

	*Consolidated Statement of Financial Performance
	Current NINE MONTHS $NZ’000	Previous corresponding NINE MONTHS $NZ’000
2 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/ NINE MONTHS
2.1 INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
(a) Interest revenue included in Item 1.2	22,000	24,000
(b) # Unusual items for separate disclosure (gain/loss) (detail - Item 3)	(871,000)	37,000
(c) Equity earnings (gain/loss) (detail - Item 16)	—	—
(d) Interest expense included in Item 1.2 (include all forms of interest, etc)	(213,000)	(245,000)
(e) Leasing and renting expenses	48,000	39,000
(f) Depreciation	396,000	407,000
(g) Diminution in the value of assets (other than depreciation)	63,000	—
(h) Amortisation of goodwill	—	—
(i) Amortisation of other intangible assets	125,000	110,000
(j) Impairment of goodwill	834,000	—
(k) Impairment of other intangible assets		—

* Delete as required	May 2004	Page 1 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

	Consolidated Statement of Financial Performance
	Current NINE MONTHS $NZ’000	Previous corresponding NINE MONTHS $NZ’000
2.2 SUPPLEMENTARY ITEMS
(a) # Interest costs excluded from Item 2.1(d) and capitalised	(8,000)	(6,000)
(b) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	—	—
(c) Unrecognised differences between the carrying value and market value of publicly traded investments	—	67,000

#Items marked in this way need to be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)
	Group - Current NINE MONTHS
3 DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP
	Operating Revenue $NZ’000	Operating Surplus $NZ’000
DETAILS AND COMMENTS
Discontinued Activities:
(Disclose Operating Revenue and Operating Surplus)
TOTAL DISCONTINUED ACTIVITIES
Material Unusual (including Non Recurring) Items (included in 1.2)
Description:
Gain on acquisition of SCCL	60,000	60,000
Intercarrier and regulatory costs		(22,000)
Provision for contractual settlements		(12,000)
Write-down of Australian operations		(897,000)
TOTAL MATERIAL NON RECURRING ITEMS	60,000	(871,000)
Extraordinary Items (Ref. Item 1.3(a))
Description:
TOTAL EXTRAORDINARY ITEMS

	Statement of Movements In Equity
	Current NINE MONTHS $NZ’000	Previous corresponding NINE MONTHS $NZ’000
4 STATEMENT OF MOVEMENTS IN EQUITY
4.1 *NET SURPLUS ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	(244,000)	686,000
(a) *Net Surplus attributable to minority interest	3,000	2,000
4.2 OTHER RECOGNISED REVENUE AND EXPENSES
(a) *Increases (decreases) in hedge reserve	5,000	—
(b) Currency Translation Differences	53,000	(53,000)
(c) Minority interest in other recognised revenue and expenses	—	—
4.3 TOTAL RECOGNISED REVENUES AND EXPENSES	(183,000)	635,000
4.4 OTHER MOVEMENTS
(a) Contributions by Owners	20,000	101,000
(b) Distributions to Owners	(869,000)	(556,000)
(c) Other - initial application of NZ IAS 39	(41,000)	—
4.5 EQUITY AT BEGINNING OF NINE MONTHS	2,471,000	2,193,000
4.6 EQUITY AT END OF NINE MONTHS	1,398,000	2,373,000

* Delete as required	May 2004	Page 2 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

Earnings Per Security
	Current NINE MONTHS $NZ	Previous corresponding NINE MONTHS $NZ
5 EARNINGS PER SECURITY Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share
(a) Basic EPS	(0.124)	0.353
(b) Diluted EPS (if materially different from (a))	(0.124)	0.349
6 MATERIAL ACQUISITIONS OF SUBSIDIARIES (See Note (VII) attached):
(a) Name of subsidiary or group of subsidiaries
(b) Percentage of ownership acquired
(c) Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$
(d) Date from which such contribution has been calculated
	$	NIL
7 MATERIAL DISPOSALS OF SUBSIDIARIES (See Note (VII) attached)
(a) Name of subsidiary or group of subsidiaries
(b) Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$
(c) Date from which such contribution has been calculated
(d) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) for the NINE MONTHS
(e) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) from sale of subsidiary	$	NIL

8	REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS - Refer Annexure 1

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/ /full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *half year/full year report:

SEGMENTS

Industry

•	Operating revenue:

•	Sales to customers outside the group

•	Intersegment sales

•	Unallocated revenue

•	Total revenue [consolidated total equal to Item 1.1(c) above]

•	Segment result

•	Unallocated expenses

•	Operating surplus (Deficit) after tax (Item 1.3)

•	Segment assets

•	Unallocated assets

•	Total assets (Equal to Item 9.3)

Geographical

•	Operating revenue:

•	Sales to customers outside the group

•	Intersegment sales

•	Unallocated revenue

•	Total revenue [consolidated total equal to Item 1.1(c) above]

•	Segment result

•	Unallocated expenses

•	Operating surplus (Deficit) after tax (Item 1.3)

•	Segment assets

•	Unallocated assets

•	Total assets (Equal to Item 9.3)

* Delete as required	May 2004	Page 3 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

				Consolidated Statement of Financial Position
(Note (VIII) attached has particular relevance for the preparation			At end of current NINE MONTHS $NZ’000	As shown in last Annual Report * $NZ’000	At end of previous NINE MONTHS $NZ’000
	9	CURRENT ASSETS:
	(a)	Cash	189,000	235,000	163,000
	(b)	Trade receivables	563,000	582,000	642,000
	(c)	Investments	151,000	81,000	382,000
	(d)	Inventories	69,000	56,000	78,000
	(e)	Other assets, current	543,000	729,000	452,000
		TOTAL CURRENT ASSETS	1,515,000	1,683,000	1,717,000
9.1	NON-CURRENT ASSETS
	(a)	Receivables	118,000	117,000	115,000
	(b)	Investments	504,000	427,000	622,000
	(c)	Inventories	—	—	—
	(d)	Property, plant and equipment	3,613,000	3,602,000	3,628,000
	(e)	Goodwill	97,000	941,000	939,000
	(f)	Deferred Taxation Assets	172,000	110,000	105,000
	(g)	Other Intangible Assets	706,000	702,000	687,000
	(h)	Other assets, non current	5,000	—	—
9.2	TOTAL NON-CURRENT ASSETS		5,215,000	5,899,000	6,096,000
9.3		TOTAL ASSETS	6,730,000	7,582,000	7,813,000
9.4	CURRENT LIABILITIES
	(a)	Trade Creditors	671,000	623,000	699,000
	(b)	Income in advance, current	—	—	—
	(c)	Secured loans	—	—	—
	(d)	Unsecured loans	774,000	863,000	1,537,000
	(e)	Provisions, current		—	—
	(f)	Other liabilities, current	402,000	421,000	359,000
		TOTAL CURRENT LIABILITIES	1,847,000	1,907,000	2,595,000
9.5	NON-CURRENT LIABILITIES
	(a)	Accounts payable, non-current	—	—	—
	(b)	Secured loans	—	—	—
	(c)	Unsecured loans	2,788,000	2,973,000	2,644,000
	(d)	Provisions, non-current	—	—	—
	(e)	Deferred Taxation Liability, non-current	225,000	231,000	201,000
	(f)	Other liabilities, non-current	472,000	—	—
9.6	TOTAL NON-CURRENT LIABILITIES		3,485,000	3,204,000	2,845,000
9.7		TOTAL LIABILITIES	5,332,000	5,111,000	5,440,000
9.8		NET ASSETS	1,398,000	2,471,000	2,373,000
9.9	SHAREHOLDERS’ EQUITY
	(a)	Share capital (optional)	2,010,000	1,990,000	1,971,000
	(b)	Reserves (optional) (i) Hedge reserve	(36,000)	—
		(ii) Other reserves	(20,000)	(73,000)	(53,000)
	(c)	Deferred compensation	22,000	22,000	21,000
	(d)	Retained Surplus/(deficit)	(585,000)	524,000	427,000
9.10	SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER		1,391,000	2,463,000	2,366,000
	(a)	Minority equity interests in subsidiaries	7,000	8,000	7,000
9.11	TOTAL SHAREHOLDERS’ EQUITY		1,398,000	2,471,000	2,373,000
	(a)	Returns on Assets (%) (EBIT divided by Total Assets)	5.1%	21.7%	20.6%
	(b)	Return on Equity (%) (Net Income divided by Shareholders’ Equity)	-23.3%	39.1%	38.5%
	(c)	Debt to Equity Ratio (%) (Total Liabilities divided by
		Shareholders’ Equity)	381.4%	206.8%	229.2%

*	Restated NZ IFRS information has been provided

* Delete as required	May 2004	Page 4 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

			Consolidated Statement of Cash Flows
	(See Note (IX) attached)		Current NINE MONTHS $NZ’000	Corresponding NINE MONTHS $NZ’000
10	CASH FLOWS RELATING TO OPERATING ACTIVITIES
	(a)	Receipts from customers	4,260,000	4,075,000
	(b)	Interest received	14,000	21,000
	(c)	Dividends received	—	6,000
	(d)	Payments to suppliers and employees	(2,774,000)	(2,479,000)
	(e)	Interest paid	(176,000)	(214,000)
	(f)	Income taxes paid	(153,000)	(196,000)
	(g)	Other cash flows relating to operating activities		—
		NET OPERATING FLOWS	1,171,000	1,213,000
	(See Note (IX) attached)
11	CASH FLOWS RELATING TO INVESTING ACTIVITIES
	(a)	Cash proceeds from sale of property, plant and equipment	4,000	14,000
	(b)	Cash proceeds from sale of equity investments	272,000	23,000
	(c)	Loans repaid by other entities	—	—
	(d)	Cash paid for purchases of property, plant and equipment	(538,000)	(513,000)
	(e)	Purchase of subsidiary companies	—	(84,000)
	(f)	Interest paid - capitalised	(8,000)	(6,000)
	(g)	Cash paid for purchases of equity investments	(15,000)	(3,000)
	(h)	Loans to other entities	—	—
	(i)	Other cash flows relating to investing activities	(75,000)	(131,000)
		NET INVESTING CASH FLOWS	(360,000)	(700,000)
	(See Note (IX) attached)
12	CASH FLOWS RELATED TO FINANCING ACTIVITIES
	(a)	Cash proceeds from issue of shares, options, etc.	(79,000)	26,000
	(b)	Borrowings	742,000	238,000
	(c)	Repayment of borrowings	(631,000)	(292,000)
	(d)	Dividends paid	(889,000)	(560,000)
	(e)	Other cash flows relating to financing activities
		NET FINANCING CASH FLOWS	(857,000)	(588,000)
	(See Note (IX) attached)
13	NET INCREASE (DECREASE IN CASH HELD)		(46,000)	(75,000)
	(a)	Cash at beginning of NINE MONTHS	235,000	238,000
	(b)	Exchange rate adjustments to Item 12.3(a) above	—	—
	(c)	Cash at end of NINE MONTHS	189,000	163,000
14	NON-CASH FINANCING AND INVESTING ACTIVITIES
Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did
	not involve cash flows: _________________________________________________________________________________

15	RECONCILIATION OF CASH

		For the purposes of the above Statement of cash flows, cash includes:	Current NINE MONTHS NZ$’000	Previous Corresponding NINE MONTHS NZ$’000

		NINE MONTHS as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:
		Cash on hand and at bank	189,000	163,000
		Deposits at call	—	—
		Bank overdraft	—	—
		Other (provide details eg Term Deposits	—	—
		NINE MONTHS (Item 13(c) above)	189,000	163,000

* Delete as required	May 2004	Page 5 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

16	EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group’s share of investments in associates and other material interests is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).

16.1	GROUP SHARE OF RESULTS OF ASSOCIATES
Equity Earnings
					Current NINE MONTHS $NZ’000	Previous corresponding NINE MONTHS $NZ’000
	(a)	OPERATING *SURPLUS (DEFICIT) BEFORE TAX			—	—
	(b)	Less tax			—	—
	(c)	OPERATING *SURPLUS (DEFICIT) AFTER TAX			—	—
		(i) Extraordinary items			—	—
	(d)	NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX			—	—

16.2	MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

	(a)	The group has a material (from group’s viewpoint) interest in the following corporations:
		Name	Percentage of ordinary shares held at end of NINE MONTHS		Contribution to net *surplus (deficit) (Item 1.5)
		Equity Accounted Associates	Current NINE MONTHS	Previous Corresponding NINE MONTHS	Current NINE MONTHS NZ$’000	Previous Corresponding NINE MONTHS NZ$’000
Equity Accounted in current year
		Pacific Carriage Holdings Limited	50%	50%	—	—
		Southern Cross Cables Holdings Limited	50%	50%	—	—
		Aurora Energy AAPT Pty Limited	28%	28%	—	—
		Community Telco Australia Pty Limited	50%	—	(743)	—
		Other Material Interests			Not Equity Accounted in current year

	(b)	Investments in Associates
					Current NINE MONTHS $NZ’000	Previous Corresponding NINE MONTHS $NZ’000
		Carrying value of investments in associates beginning of period			—	—
Share of changes in associates’ post acquisition surpluses/and reserves:
		- Retained surplus			—	—
		- Reserves			—	—
		Net goodwill amortisation and impairment adjustments in the period			—	—
		Less Dividends received in the period			—	—
		NINE MONTHS			—	—

* Delete as required	May 2004	Page 6 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

17	NINE MONTHS
	Category of Securities	Number Issued	Quoted	Number Cents	Paid-Up Value (If not fully paid)
	PREFERENCE SHARES:
	# (Description) “Kiwi Share”	1
	issued during current NINE MONTHS

		1

	ORDINARY SHARES:
	Opening balance	1,957,523,328

	issued during current NINE MONTHS	18,854,643
	repurchased during current NINE MONTHS	- 15,685,342

		1,960,692,629

	CONVERTIBLE NOTES
	Opening balance
	repurchased during current NINE MONTHS

	Closing balance

	OPTIONS:	Issued	Quoted	Weighted average Exercise Price	Expiry Date
	issued during current NINE MONTHS	5,098,453		5.11	Mar 06-Sep 11
	DEBENTURES - Totals only:	$714 million	$
	UNSECURED NOTES - Totals only:	$327 million	$
	OTHER SECURITIES		$	$

#	Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18	COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(a)	Material factors affecting the revenues and expenses of the group for the current NINE MONTHS

Refer Management Commentary

(b)	Significant trends or events since end of current NINE MONTHS

Refer Management Commentary

(c)	Changes in accounting policies since last Annual Report and/or last Half Yearly to be disclosed

The accounts have been prepared in accordance with NZ IFRS. This represents a number of changes in accounting policies from previously published financial information. Refer to the condensed financial statements for further details of these changes and reconciliation between previously published information and the information presented in the accounts.

(d)	Critical Accounting Policies - Management believes the following to be critical accounting policies. That is they are both important to the portrayal of the Issuer’s financial condition and results, as they require management to make judgments and estimates about matters that they are inherently uncertain

Refer to the Statement of Accounting Policies in the 2005 Annual Report

(e)	Management’s discussion and analysis of financial condition, result and/or operations (optional) - this section should contain forward looking statements that should outline where these involve risk and uncertainty

Refer Management Commentary

(f)	Other comments

Refer Management Commentary

* Delete as required	May 2004	Page 7 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

19	DIVIDEND

	(a)	Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share)
12.03%

	(b)	Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per share)
8.06%

20	ANNUAL MEETING (if full year report)

	(a)	To be held at:

	(b)	Date:____________________________	Time:
	(c)	Approximate date of availability of Annual Report: ___________________________________________________________

NINE MONTH report was approved by resolution of the Board of Directors, please indicate date of meeting: 4 May 2006

		(signed by) Authorised Officer of Listed Issuer		(date)

* Delete as required	May 2004	Page 8 of 8

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the nine months ended 31 March 2006

Geographical Segments

	New Zealand	Australia	Other	Eliminations & Abnormal Items	Consolidated
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenue
External revenue	3,365	943	48	60	4,361
Internal revenue	2	2	7	(9)	—

Total revenue	3,367	945	55	51	4,361
Segment result (EBIT)	1,189	(68)	9	(871)	259
Segment assets	6,151	972	1,183	(1,576)	6,730

Industry Segments
	NZ Wired	NZ Wireless	International	IT Services	Australian Operations	Corporate & Other	Eliminations & Abnormal Items	Consolidated
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
External revenue	2,233	642	189	268	960	9	60	4,361
Internal revenue	16	—	159	12	15	2	(204)	—

Total revenue	2,249	642	348	280	975	11	(144)	4,361
Segment result (EBIT)	1,072	151	33	19	(60)	(85)	(871)	259
Segment assets	2,850	567	706	65	904	2,474	(836)	6,730

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the nine months ended 31 March 2005

Geographical Segments

	New Zealand	Australia	Other	Eliminations & Abnormal Items	Consolidated
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenue
External revenue	3,158	1,022	39	68	4,287
Internal revenue	1	(1)	3	(3)	—

Total revenue	3,159	1,021	42	65	4,287
Segment result (EBIT)	1,169	2	22	15	1,208
Segment assets	6,330	1,029	1,331	(877)	7,813

Industry Segments
	NZ Wired	NZ Wireless	International	IT Services	Australian Operations	Corporate & Other	Eliminations & Abnormal Items	Consolidated
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
External revenue	2,200	588	168	227	1,029	7	68	4,287
Internal revenue	14	—	151	5	13	3	(186)	—

Total revenue	2,214	588	319	232	1,042	10	(118)	4,287
Segment result	1,066	129	31	11	5	(71)	37	1,208
Segment assets	3,105	587	424	86	1,027	3,398	(814)	7,813

APPENDIX 7 - NZX CONDUCT RULES										TO FAX ++64-4-473-1470

Notice of event affecting securities											Number of pages including this one (Please provide any other relevant details on additional pages)				1
New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10. For change to allotment, Listing Rule 7.12.1, a separate advice is required.
Full name of Issuer	TELECOM CORPORATION OF NEW ZEALAND

Name of officer authorised to make this notice		MARKO BOGOIEVSKI						Authority for event, e.g. Directors’ resolution			DIRECTORS’ RESOLUTION

Contact phone number	(0800) 737500				Contact fax number		(04) 498 9431			Date	04 / 05 / 06

Nature of event Tick as appropriate	Bonus Issue	☐	If ticked, state whether:		☐	Taxable	☐	/Non Taxable		☐ Conversion	☐	Interest	☐	Rights Issue Renouncable		☐

	Rights Issue non-renouncable		☐	Capital change	☐	Call	☐	Dividend	✓	If ticked, state whether:	Interim	✓	Full Year	☐	Special	☐

EXISTING securities affected by this				If more than one security is affected by the event, use a separate form.

Description of the class of securities	ORDINARY SHARE										ISIN	NZ TELE0001S4
If unknown, contact NZX

Details of securities issued pursuant to this event					If more than one class of security is to be issued, use a separate form for each class.

Description of the class of securities											ISIN
If unknown, contact NZX
Number of Securities to be issued following event							Minimum Entitlement				Ratio, e.g 1 for 2			for

Conversion, Maturity, Call Payable or Exercise Date							Treatment of Fractions

		Enter N/A if not applicable					Tick if pari passu		OR	provide an explanation of the ranking
Strike price per security for any issue in lieu or date Strike Price available.

Monies Associated with Event			Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents

							Source of Payment			RETAINED EARNINGS
Amount per security	9.5 CENTS

Currency	NEW ZEALAND DOLLARS						Supplementary dividend details - Listing Rule 7.12.7			Amount per security in dollars and cents			$0.016765
Total monies	$186,265,800									Date Payable			9 June, 2006

Taxation							Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus issue state strike price		N/A		Resident Withholding Tax			NIL			Credits (Give details)			$0.046791

Timing	(Refer Appendix 8 in the Listing Rules)

Record Date 5pm							Application Date

For calculation of entitlements - must be the last business day of a week		26/5/06 AUST & NZ; 25/5/06 USA					Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.				9/06/06 AUST & NZ; 16/03/06 USA

Notice Date							Allotment Date

Entitlement letters, call notices, conversion notices mailed							For the issue of new securities. Must be within 5 business days of record date.

OFFICE USE ONLY Ex Date: Commence Quoting Rights: Cease Quoting Rights 5pm: Commence Quoting New Securities: Cease Quoting Old Security 5pm:							Security Code: Security Code:

MEDIA RELEASE

20 January 2006

Telecom to adjust carrying value of

Australian Operations

Telecom Corporation of New Zealand Limited (“Telecom”) today announced that, following a review of the recent performance of its Australian operations and a reassessment of the prospects for the Australian communications industry, it will be reducing the carrying value of this business when it reports its second quarter and half year results on 2 February 2006.

The review has identified a number of significant challenges to the short and long term earnings outlook for its Australian operations, in particular:

•	A significant tightening of wholesale prices and terms with Telstra;

•	Continued downward pressure on retail prices;

•	The deferral of major project expenditure by key enterprise customers of gen-i Australia.

The effect of the above items is a revision in the 2005/06 full year EBITDA outlook for the Australian business to approximately A$85-A$95M, versus current analyst estimates of around A$110M-$150M. Telecom remains positive about the investments being made in major change initiatives in its Australian business, and still expects realisation of material benefits from these programmes in future periods.

Telecom considers that the fundamental changes in the industry, and revised expectations for execution within the Australian business, are likely to result in a permanent impairment to the carrying value of the Australian business. The Board is in the final stages of considering a revised valuation; a preliminary assessment suggests a revised standalone valuation of A$600- $A700M, compared with a current carrying value of approximately A$1.4Bn. The revised valuation range would essentially result in the substantial elimination of goodwill. Final details will be disclosed at the second quarter earnings announcement on February 2, 2006.

…/2

The strategic review of options for the Australian business, announced on December 15, 2005, is on track and scheduled to start in late January/early February as previously indicated. A number of parties have already confirmed their interest in participating in the process.

The operating outlook for all other parts of the Telecom group for 2005/06 is likely to be confirmed at the second quarter earnings announcement. The second quarter result should demonstrate the continued positive momentum in Telecom’s New Zealand operations, driven again by strong growth in mobile and broadband connections. Telecom is confident that, as previously indicated, its NZ operations will deliver positive EBITDA growth for the full year (FY06), compared to last year (FY05).

Telecom’s second quarter result will also include a one-off gain of approximately $60 million arising from the acquisition of a subsidiary of Southern Cross Cables Ltd.

Telecom stated that its previously announced dividend payment profile will not be impacted by this announcement.

Ends.

For more information please contact:

Philip King

General Manager Corporate Affairs

04 498 5666 or 027 444 0203

MEDIA RELEASE

21 February 2006

Telecom announces new structure for

Australian Operations

Telecom Corporation of New Zealand Limited (“Telecom”) today announced that it is changing the structure of its Australian operations to enable greater focus on particular market segments.

The changes will see the consolidation of activities around two customer segment groupings – Mass and Managed. The Mass customer base incorporates consumer and small business customers who will increasingly benefit from the development of IP-based services and lower cost to serve models. The Managed segment includes corporate and medium enterprises operating in a more complex environment with sophisticated integration needs.

Telecom’s CFO Marko Bogoievski will lead the mass market segment. Telecom’s Chief IT Services Officer, Mark Ratcliffe will be responsible for the managed customer business.

These changes mean that the current role of Chief Executive AAPT is no longer required, and Jon Stretch will be leaving the group at the end of February.

Telecom’s Chief Executive Theresa Gattung said the changes would enable Telecom to deliver more effectively to its customers in Australia.

“The changes we have announced today respond to the different needs of the Mass and Managed markets, and reflect an intention to increasingly organise our business around our customers. This new structure will enable us to better deliver against these different needs, and will ensure we are able to fully leverage the investments we have been making in provisioning, billing, customer care and operational support systems.”

“The opportunity with consumer and small business customers is to deliver a tighter core group of bundled services with significantly lower cost to serve models.”

“At the same time, large business customers are increasingly embracing the convergence of telecommunications and IT services, and this requires a new model too as we seek to deliver seamless services in complex environments. The new structure will mean that all of our managed customers will now be handled by a single team, and this will mean we can provide a better end-to-end service for our trans-Tasman customers” Ms Gattung said.

Ms Gattung commended the progress made within AAPT under Jon Stretch’s leadership in very difficult market circumstances.

“Jon has made an enormous contribution to AAPT. In his time leading the business he has overseen the successful repositioning of the brand with the “Tell It Like It Is” campaign, and the refocusing of the consumer business around bundled offerings. Jon has also overseen the investment programme aimed at building customer self-service capability and back end capability that assists call centres and online provisioning. These projects are on track for delivery in 2006.”

Ends.

For more information please contact:

Philip King

General Manager Corporate Affairs

04 498 5666 or 027 444 0203

MEDIA RELEASE

12 April 2006

New executive responsibilities at Telecom

Telecom today unveiled some changes to its executive team, reflecting the move to a business model more tightly organised around customers.

In New Zealand, operations will be focused on two key customer groupings – Consumer and Business, in line with recent changes made in Australia.

Kevin Kenrick, formerly General Manager Mobile is joining the executive team as Chief Operating Officer Consumer. Kevin will have responsibility for the product development, marketing, sales and service functions, both fixed and mobile, in the consumer customer segment.

Simon Moutter will lead the Business division as Chief Operating Officer Business. Simon will have responsibility for all of Telecom’s managed customer business, including Gen-i and Telecom Business Solutions, as well as the small enterprise (SE) segment.

Mark Ratcliffe will take up the role of Chief Operating Officer Technology & Enterprises with responsibility for all of Telecom’s network and IT operations, as well as Telecom’s wholesale activities.

Philip King will take on a new role as General Manager Video Services reporting to Marko Bogoievski. Philip will have responsibility for developing the business proposal for Telecom’s future video and television-based offerings.

The roles of all other Telecom executive team members are unchanged.

ENDS.

For more information please contact:

John Goulter

Public Affairs & Government Relations Manager

04 498 9369 or 027 232 4303

MEDIA RELEASE

1 May 2006

Commission fails to prove case for regulation

Regulating the cost of fixed to mobile calls is an unnecessary step that fails to understand changes that are already happening in the sector.

“This is regulation for the sake of regulation,” Telecom General Manager Government & Industry Relations Bruce Parkes said today. “The Commission has failed to make a case for why fixed to mobile calls should be regulated, but is recommending that step nevertheless.

“The Commission has in fact concluded that depending on the assumptions it uses, New Zealand as a whole could be worse off or only marginally better off as a result of the regulation.

“Prices for customers have been coming down sharply – and there was another big step in that direction last month with Telecom’s launch of Freedom calling plans which allow virtually unlimited calling between nominated fixed and mobile numbers for $10 a month.

“This recommendation would see the pointless extension of regulatory powers into new areas.”

Mr Parkes said the move would impact the revenue of mobile phone providers such as Telecom.

Telecom would be making a submission to the Minister of Communications before he makes a decision on the report, Mr Parkes said.

ENDS

For more information please contact:

John Goulter

Public Affairs & Government Relations Manager

04 498 9369

027 232 4303

Government moves fast to improve Broadband

New Zealanders can look forward to faster, better broadband Internet services thanks to the comprehensive telecommunications package announced today.

Communications Minister David Cunliffe says the package is a vital part of the Government’s drive to transform the economy and push New Zealand's broadband performance into the top quarter of the OECD.

“Access to fast, competitively priced broadband Internet is vital for New Zealand to take full advantage of new technologies,” Mr Cunliffe said. “This package will help ensure we catch up and keep up with other developed countries.”

Today’s package includes:

•	Requiring the unbundling of the local loop and sub-loop copper-wire lines between telephone exchanges and homes and businesses, allowing other Internet Service Providers to compete fully with Telecom to provide faster, cheaper broadband.

•	Regulatory action such as information disclosure, accounting separation of Telecom’s business operations and an enhanced Commerce Commission monitoring role in order to ensure improved competition.

•	Removing constraints on the existing regulated Unbundled Bitstream Service to ensure ISPs can offer better and cheaper broadband at upload speeds faster than 128kps.

•	Encouraging investment in alternative infrastructure such as fibre, wireless and satellite networks by measures including a review of public sector investment in telecommunications infrastructure to encourage a whole-of-government approach; reviewing whether Telecom’s ability to reduce local prices solely in response to new competing infrastructure investment should be constrained; developing a rural package and expansion of the Digital Strategy Broadband Challenge fund.

“We are continuing to look at whether additional measures are warranted, such as the structural separation of Telecom's retail and lines operations,” Mr Cunliffe said.

Telecommunications stocktake backgrounder

The Government has become increasingly concerned about the significant gap in broadband Internet performance between New Zealand and leading OECD countries. Today’s pre-Budget announcements on telecommunications are designed to overcome the problem.

Although New Zealand’s performance has improved in some aspects through recent market developments, we remain in the bottom one-third of OECD countries across a range of telecommunications services, pricing and broadband take-up indicators.

There is increasing recognition that advanced broadband services are a key enabler of economic growth and the development of a knowledge-based economy, and most OECD countries are placing considerable emphasis on broadband performance.

In December 2005, in response to the evidence that New Zealand was slipping behind its OECD peers in broadband services, the Government commenced a stocktake of the telecommunications sector.

The purpose of the stocktake has been to consider developments in the telecommunications sector as a whole over the medium term (three to five years). While a primary focus has been placed on the broadband market and broadband performance as a factor in economic performance, the review has had regard to the overall performance of the telecommunications sector.

As set out in its Digital Strategy, the Government’s goal is for New Zealand to be a world leader at using information and communications technology (ICT) for economic, social and cultural gain, and to ensure that all New Zealanders can access the benefits that ICT can bring.

Advanced broadband services are a key enabler of economic growth and the development of a knowledge based economy. High speed broadband brings about innovative new services and can help transform sectors, government services, and offer greater benefits for users.

A number of studies indicate that broadband take-up contributes to increasing GDP. An efficient telecommunications infrastructure is seen as a pre-requisite for a modern economy.

While dial-up (narrowband) Internet penetration is high, broadband uptake is comparatively low and concerns have been expressed about speed, pricing, quality and the availability of advanced services.

Why new policies are needed to close the gap

Other OECD countries have moved in the direction of more rigorous pro-competitive regulatory frameworks to improve access conditions. Analysis undertaken for the stocktake review similarly supported the view that the current performance gap will not be resolved under existing policy settings.

A key reason for poor performance is the lack of effective competition in key market segments. A common factor in the leading OECD countries is the competitiveness of their broadband markets. Although competition has increased as a result of recent market activity in New Zealand, it has not developed to the degree that is common in the leading countries.

Telecom dominates the broadband market. The majority of the alternative provider market share depends upon a restricted speed “unbundled bitstream service” (UBS) that allows limited options for competitors to develop differentiated broadband products.

Most OECD countries already have “local loop unbundling,” in which competing telecommunications companies have access to the “last mile” of copper wires between telephone exchanges and homes and businesses to install their own equipment and provide their own competing services.

In May 2004, the Government accepted the recommendation of the Commerce Commission to introduce a limited speed UBS instead of more extensive unbundling. The decision was based on the expectation it would lead to the co-operative development of an effective wholesale market.

While Telecom achieved 279,123 residential broadband connections by December 2005 and exceeded the voluntary target for broadband uptake of 250,000, it did not, in the Commerce Commission’s or the Government’s views, meet the wholesale target that a third of these (83,000) be with wholesale customers (it achieved 63,495).

Stocktake outcome

The stocktake found that the local loop remains an access bottleneck that restricts the development of effective competition. New entrants require access on fair and non-discriminatory terms to Telecom’s network, to be able to provide high quality, cost effective and differentiated services. “Last-mile” access for the majority of New Zealand consumers is likely to rely heavily on the local copper network for sometime.

The stocktake analysis indicated that unbundling and an improved UBS would help close the gap with other OECD countries on broadband uptake, price and quality.

A wide range of potential options was considered, ranging from the status quo through local loop unbundling and major interventions such as requiring the structural separation of the wholesale and retail businesses of Telecom.

It is important that a balance be struck between facilitating increased competition at the wholesale level by improving access to Telecom’s network, in particular the “last mile” of the copper-based network, and retaining incentives for investment in new infrastructure such as fibre, wireless and satellite.

Key features of the final package

Facilitating competition by improving access at the wholesale level to the fixed local-loop telecommunications network, through:

•	introducing local loop unbundling;

•	removing constraints on the regulated Unbundled Bitstream Service, including providing for “Naked DSL”;

•	requiring the preparation by Telecom of a set of regulatory accounts (accounting separation) based around its wholesale businesses; and

•	the preparation and disclosure by access providers of information to facilitate compliance with the applicable access principles set out in Schedule 1 of the Telecommunications Act 2001.

Encouraging investment in alternative infrastructure (such as fibre, wireless and satellite networks), including by:

•	reviewing public sector investment in telecommunications infrastructure to encourage a whole-of-government approach;

•	reviewing whether Telecom’s ability to reduce local prices solely in response to new competing infrastructure investment should be constrained;

•	developing a rural package and expansion of the Digital Strategy Broadband Challenge fund in the 2007/08 Budget round;

•	ensuring competitive access to spectrum for new wireless applications.

Future-proofing the regulatory environment to technology change and market dynamics, including by:

•	empowering the Telecommunications Commissioner to undertake strategic reviews of sector performance;

•	reviewing the Telecommunications Service Obligations (TSO), with a focus particularly on delivery of rural services;

•	undertaking further analysis on the desirability of structural and operational separation options.

Continuing the development and implementation of the Digital Strategy and encouraging the smart use of information and communications technology (ICT).

MEDIA RELEASE

3 May 2006

A lost opportunity for New Zealand

It is hard to see how the steps announced today will deliver on the Government’s aims of high speed broadband throughout New Zealand, Telecom said today.

“As we have told the Government in our submissions high speed broadband services and the advanced products that will run on them require major investment from all players in the sector,” said Telecom’s General Manager Government & Industry Relations Bruce Parkes.

“Today’s package actually tells players to put away any major investment plans and rely on regulation instead.

“Broadband has been growing sharply in New Zealand, fuelled by major initiatives by Telecom and other players.

“The next step in New Zealand’s broadband path is higher speed broadband and services such as Voice over IP and digital video services.

“Telecom has shared with the Government its view that getting those services to people throughout New Zealand means investment of hundreds of millions of dollars, not just by Telecom but by other players.

“That need for investment is particularly important for rural New Zealand.

“But the Government has turned away from that path which would have benefited all New Zealanders,” Mr Parkes said.

ENDS

For more information please contact:

John Goulter

Public Affairs & Government Relations Manager

04 498 9369

027 232 4303

5 May 2006

MEDIA RELEASE

Telecom delivers strong New Zealand performance in third quarter result

Telecom today reported net earnings after tax of NZ$222 million for the 31 March 2006 quarter compared with NZ$273 million for the same quarter in 2005. Excluding the impact of abnormal items, adjusted net earnings for the three months represent a decrease of NZ$23 million on adjusted earnings for the quarter ended 31 March 2005.

Earnings before interest, taxation, depreciation and amortisation (EBITDA) in the New Zealand operations increased 2.3% to NZ$1,666 million for the nine months to 31 March 2006, and by 3.1% to NZ$591 million for the March 2006 quarter, however this was offset by a decline in earnings in the Group’s Australian business as a result of adverse changes in the competitive environment and wholesale arrangements in Australia.

For the nine months to 31 March 2006 Telecom reported a net loss after tax of NZ$244 million, largely a result of the NZ$897 million January write-down of the carrying value of the Group’s Australian operations. Adjusted net earnings for the nine months were NZ$617 million compared with $643 million for the corresponding period in 2005, a decrease of 4.0%.

Abnormal items for the nine months to 31 March 2006 of $871 million (before tax) are described at the end of this release. No abnormals have occurred since Q2 2006.

Overview of Group results

	Nine months (NZ$m)			Quarter ended 31 March
	31 March 06	31 March 05	Change %	31 March 06	31 March 05	Change %
Revenue	4,301	4,219	1.9	1,447	1,421	1.8
Expenses	(2,648)	(2,532)	4.6	(864)	(824)	4.9
Abnormal items	(871)	37	NM		22	(100.0)
Reported EBITDA*	782	1,724	(54.6)	583	619	(5.8)
Adjusted EBITDA*	1,653	1,687	(2.0)	583	597	(2.3)
Reported EBIT	259	1,208	(78.6)	405	452	(10.4)
Adjusted EBIT	1,130	1,171	(3.5)	405	430	(5.8)
Reported Net (loss)/earnings	(244)	686	(135.6)	222	273	(18.7)
Adjusted net earnings	617	643	(4.0)	222	245	(9.4)
Adjusted EPS (cps)	31.5	33.0	(4.5)	11.3	12.6	(10.0)

*	Earnings before interest, taxation, depreciation and amortisation

Note: All comparisons in the above tables and commentary below relate to the nine months to 31 March 2006 and the three months to 31 March 2006, compared with the same periods in 2005. All figures are expressed in New Zealand dollars unless otherwise stated.

The prior comparative results have been restated to comply with International Financial Reporting Standards (IFRS), which Telecom adopted from 1 July 2005.

1

Telecom Chief Executive Theresa Gattung said the Group’s New Zealand operations had performed strongly in the third quarter, driven by growth in strategic areas where Telecom has been investing.

“During the March quarter the big drivers in performance in New Zealand were mobile, broadband, IT Services and Directories. The growth in those areas more than offset declines in traditional areas such as calling.”

“Our mobile business had another solid March quarter with strong connection growth of 70,000 and lower cost of sales compared with the previous period. The momentum in connections continues to drive double-digit growth in mobile voice and data revenues.

“The superior data performance of EV-D0 is driving mobile broadband business growth and we are poised to deliver even faster mobile broadband speeds when we begin upgrading our current mobile network before Christmas 2006. This network upgrade (revision A) will ensure our customers continue to benefit from New Zealand’s fastest mobile data speeds.

“Last month we launched Freedom, our fixed to mobile convergence consumer package and the initial uptake is very encouraging.

“In broadband we continue to grow strongly with 320,000 residential broadband connections at 31 March 2006 and growth of 41,000 for the March quarter and total broadband connections (384,000) now exceed dial-up connections (331,000) for the first time. There are some 20 service providers now selling UBS services and wholesale connections provided approximately one third of the connection growth for the quarter.

“We are on track to begin the rollout Next Generation Broadband services using ADSL2+ technology later this year.

“In April we launched plans which have faster speeds for existing customers and a new “dollar a day’’ broadband starter plan. We expect strong broadband growth to continue over the next six months, helped by the new plans and the momentum that is developing in the broadband market.

“During April we launched Telecom’s Wholesale Charter as well as new commercial UBS packages for ISPs’ residential and business customers.

“In Australia we are continuing with our investment programme in product, channel and back-office capability as outlined earlier and continue to reposition the business around mass and managed segments.

“The strategic review we announced in December is now complete and that process has confirmed continuing to hold and invest in the Australian business as previously outlined. The review process resulted in a number of proposals from several parties but these proposals did not meet the Group’s requirement from a value or strategic perspective.

“However, we believe that further industry consolidation is both a desirable and a realistic prospect in the future.”

Ms Gattung said she was expecting continued EBITDA growth in the New Zealand operations for the full 2005/2006 year.

New Zealand

Operating revenue was $3,386 million, an increase of 4.7%. Higher operating revenues for mobile, data, broadband and internet, IT services and directories were partly offset by declines in traditional services. EBITDA for the nine months was NZ$1,666 million, a 2.3 increase on the corresponding period and NZ$591 million for the March quarter, an increase of 3.1% compared with the previous March quarter.

2

Local Service

Total local service revenue decreased 1.8% to $784 million, reflecting mostly businesses migrating from dial-up to broadband. Residential access lines were stable on 1,415,000.

Calling revenue comprises national calling (national calls, calls to mobile networks and national 0800) and international calling (calls out of and into New Zealand and transit call traffic between destinations worldwide)

•	Total calling revenue was $728 million for the nine months compared with $745 million for the same corresponding period in 2005

•	National calling revenue was $444 million, a decrease of 5.7%

•	International calling revenue was $248 million, an increase of 3.3%

Total calling revenue was boosted by the impact of international transit revenues, now presented as a gross figure as a result of the adoption of IFRS as of 1 July 2005. Excluding transit revenues, the decrease in calling revenue is a continuation of both the product substitution and increased competition impacting on Telecom’s traditional national and international calling business.

Interconnection revenue, which includes termination of calls on both fixed and mobile networks, increased 4.1% to $126 million, primarily due to mobile interconnection revenues from text messaging growth.

Mobile revenue is derived from voice and data services on Telecom’s 027 network (CDMA) and 025 (TDMA) networks including 3rd generation mobile (T3G) services.

•	Total mobile revenues increased 9.8% to $573 million for the nine months and by 7.8% to $193 million for the quarter

•	Voice revenue was $393 million, an increase of 2.9% for the nine months

•	Data revenue increased 61.8% to $123 million

•	Total connections at 31 March 2006 were 1,878,000 an increase of 23.0% (351,000) over the 12 months from 31 March 2005

•	Net mobile connections for the quarter ended 31 March 2006 were approximately 70,000

•	Total ARPU (average revenue per user – monthly) including interconnection was $45.90, a decrease of 10%. The lower ARPU is a reflection of the large take-up of prepaid services over the past 12 months

•	Mobile data revenue growth was boosted by mobile broadband connections as well as services such as Push2Talk, photo and video messaging, Song ID, caller tunes and ring tones

Data

Data revenue increased 6.9% to $327 million for the nine months. Data revenue was driven by increased take-up of managed IP data services. Retail data revenue was $261 million, an increase of 6.5% while wholesale data increased 8.2% to $66 million.

Broadband and Internet

Total revenue increased 22.2% to $253 million for the nine months to 31 March 2006 reflecting strong growth in broadband customers.

•	Total broadband residential connections were 320,000, an increase of 88.2%

•	Total broadband business connections were 64,000, an increase of 30.6%

•	Wholesale connections at 31 March 2006 were 88,000, an increase of 282.6% on the 23,000 reported at 31 March 2005

•	In the March quarter residential broadband connections grew by 41,000, while business increased 3,000 (wholesale connections were 13,000)

•	Active dial-up customers at 31 March 2006 were 331,000

IT Services (Solutions)

IT services revenue was $249 million, an increase of 19.7%. Included in this is Computerland revenue of $19 million for July and August 2005, which has no comparable amount in the prior period as Computerland was acquired effective 1 September 2005.

3

Telecom is targeting double the industry growth in this sector for the full year 05/06 following the successful integration of Gen-i and Computerland with Telecom’s IT business.

Directories

Directories revenue of $203 million increased by $15 million, driven by strong sales volumes and increased revenues from online services.

Australia

Australian performance is expressed in Australian dollars, including comparisons with prior corresponding periods.

•	Operating revenues were A$895 million, a decrease of 6.8%

•	EBITDA for the nine months was A$58 million, a decrease of 47.7% compared with the previous corresponding period, and A$15 million for the March quarter, a decline of A$25 million.

The March quarter results were impacted by a significant tightening of wholesale prices and terms with Telstra, continued downward pressure on retail prices and the deferral of major project expenditure by key enterprise customers of Gen-i Australia.

AAPT is continuing to invest in systems and technologies to shorten product cycle times, simplify provisioning and improve customer service.

Australian consumer comprises AAPT's residential and small business fixed line, mobile and Internet operations (for the nine months at 31 March 2006)

•	Revenue was A$421 million, a decrease of 8.1%

•	Operating expenses declined 5.7% to A$329 million

•	Business Unit Contribution (revenue less directly attributable costs) was A$92 million, compared with A$109 million for the same corresponding period in 2005

The revenue decline reflects a decrease in mobile revenue due to the move away from selling mobile as a stand alone service, and price declines driven by capped offers.

Broadband and internet revenue increased A$14 million in the nine months ended 31 March 2006 and A$7 million in Q3 compared to the previous corresponding periods. This reflects growth in both dial-up and broadband customers. Broadband customers increased from 21,000 customers a year ago to 81,000 at 31 March 2006 while dial-up customers grew from 76,000 to 93,000 during the same period. Broadband customers are being added at the rate of 7000 per month.

The active fixed line customer base at 31 March 2006 was stable on 451,000 though the number of full service customers increased by 2.3% to nearly 400,000 while bundled customers increased by 79.8% to 209,000.

Australian business comprises AAPT's operations in the business, corporate, government and wholesale markets, and Gen-i Australia (for the nine months at 31 March 2006).

•	Revenue was A$474 million, a decrease of 5.8%

•	Operating expenses increased 1.1% to A$352 million

•	Business unit contribution (revenue less directly attributable costs) was A$122 million, a decrease of 21.3%

Business customers at 31 March 2006 have grown to 15,000 an increase of 44% compared with the previous year. Growth was primarily in the mass area as a result of recent marketing.

The year on year revenue decline reflects price pressures across most product lines (voice, data and internet) and reductions in Toll, VicOne and Customs Tradegate business and the deferral of CBA projects offset in part by growth in small enterprise customers.

4

Dividend

Telecom will pay a fully imputed ordinary dividend for the 3rd quarter ended 31 March 2006 of 9.5 cents per share on 9 June 2006 in New Zealand and Australia, and on 16 June 2006 in the United States. The books closing dates are 26 May 2006 on the New Zealand and Australian Stock Exchanges and 25 May 2006 on the New York Stock Exchange.

Telecom will target an ordinary dividend ratio of approximately 85% of net earnings (after adding back relevant non-cash items) for the 2005/2006 year. The dividends for each of the three quarters in the year ending 30 June 2006 were expected to be set at 9.5cps and the dividend for the fourth quarter will be set to reflect the full year targeted pay-out ratio.

As previously signalled Telecom currently expects to pay a further fully imputed special dividend of 5 cents per share at the full year dividend date in 2005/2006, bringing total special dividends in the year ending 30 June 2006 to 10cps.

Telecom will provide an update on the 2006/2007 operating outlook, capital expenditure and shareholder distribution policies in its fourth quarter earnings announcement for 2005/2006.

Capital Expenditure increased by $22 million to $520 million for the nine months with increases across the business with the exception of International and Wireless. Telecom expects total capital expenditure of approximately $750 million for the 2005/2006 year.

For further information, please contact:

John Goulter

Public Affairs and Government Relations Manager

04 498 9369 or 027 232 4303

Or Phil Love

Senior Corporate Affairs Executive

04 4989155 or 027 244 8496

Phil.love@telecom.co.nz

The reconciliation of reported and adjusted earnings is set out below, together with an explanation of the current year abnormal items being adjusted for.

Quarter recognised	9 months to 31 March 06 $M	9 months to 31 March 05 $M
Reported net earnings after tax	(244)	686
Less:
Q2 06 Gain on acquisition of Southern Cross Cables Limited	(60)
Q1 05 Gain on sale of retail stores		(10)
Q2 and Q3 05 Gain on buyback of convertible notes		(9)
Q3 05 Recognition of Southern Cross support fees		(37)
Q3 05 Gain on sale of Intelsat		(8)
Add:
Q2 06 Write-down of AAPT	897
Q2 06 Intercarrier and Regulatory costs	15
Q2 06 Provision for legal claims	9
Q3 05 Intercarrier cost adjustments		21
Adjusted net earnings after tax	617	643

5

Telecom has recognised a gain of $60 million on the acquisition of a subsidiary company of Southern Cross Cables. Telecom acquired Southern Cross Cables Limited (New Zealand) for $10 million which holds (tax) assets valued at $70 million. This acquisition makes no difference to the shareholding of Southern Cross Cable.

Intercarrier and regulatory costs of $22 million before tax, ($15 million after tax) includes $17.5 million to settle long standing commercial issues with Telstra Clear and a one-off adjustment to the accrued TSO receiveable to reflect a recent determination by the Commerce Commission.

Telecom provided $7 million ($5 million after tax) for the estimated liability that would result from unsuccessful outcomes relating to historical issues under the Fair Trading and Door to Door Sales Acts and a provision of $5 million ($4 million after tax) for the cost of terminating a historical agreement with Hutchison Whampoa. The parties are discussing a revised agreement.

6

14 May 2006

MEDIA RELEASE

Statement from Telecom Chairman

Dr Roderick Deane, Chairman of Telecom New Zealand Ltd., confirmed today that he had informed the board a considerable period of time ago of his wish to retire as Chairman. He said the timing of this depended on the board’s ongoing implementation of its succession planning but would be no later than within the next 12 months.

As part of a recent review of board responsibilities, Mr Robert McLeod had been appointed as Chairman of the Audit Committee to succeed Mr Paul Baines who had advised his wish to relinquish that role. In addition, Mr Wayne Boyd was appointed Chairman of the Nominations and Governance Committee. Mr Boyd and Mr McLeod were appointed to the board in 2004.

In line with normal corporate practice, the board has an appropriate director succession plan in place.

Dr Deane indicated that he had decided quite some time ago to reduce his corporate responsibilities and with this in mind is retiring shortly as a director of the ANZ Banking Group Ltd. (after 12 years on that board), as Chairman of the ANZ National Bank Ltd., as Chairman of Te Papa Tongarewa, the National Museum of New Zealand, and as Chairman of the City Gallery Wellington Foundation.

Dr Deane said he had a number of other activities which he and his wife Gillian had been pursuing over recent years and to which he was keen to devote more time.

Dr Deane said he would continue as Chairman of Fletcher Building Ltd., as a director of Woolworths Ltd. in Australia, as Chairman of the New Zealand Seed Fund, as a member of the Board of Governance of the IHC and as a trustee of MOTU, an economic and social research group.

ENDS

For more information please contact:

John Goulter

Public Affairs & Government Relations Manager

027 232 4303

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	17 May 2006